# Interim Financial Information
# Individual and Consolidated
**(A free translation of the original in Portuguese)**

**September 30, 2024**

Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Statements of Financial Position

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	09.30.24	12.31.23	09.30.24	12.31.23	LIABILITIES	Note	09.30.24	12.31.23	09.30.24	12.31.23
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	4,447,284	4,701,549	10,722,356	9,264,664	Loans and borrowings	15	806,931	2,237,214	1,017,319	2,451,838
Marketable securities	5	34,120	412,107	86,544	447,878	Trade accounts payable	16	12,388,018	14,011,988	13,528,870	12,592,006
Trade receivables	6	4,377,181	5,655,967	4,760,862	4,766,071	Lease liability	17.2	877,120	835,154	1,026,032	944,326
Notes receivable	6	24,317	64,731	24,317	64,731	Payroll, related charges and employee profit sharing		1,301,281	886,974	1,402,188	984,457
Inventories	7	5,261,094	4,717,540	7,390,435	6,628,890	Taxes payable		192,371	316,600	851,767	585,129
Biological assets	8	2,542,069	2,580,383	2,693,354	2,702,164	Derivative financial instruments	23	78,914	74,112	78,914	76,940
Recoverable taxes	9	1,194,410	1,210,028	1,869,670	1,517,548	Provision for tax, civil and labor risks	20	661,383	717,119	665,427	720,187
Derivative financial instruments	23	139,366	109,222	139,366	109,222	Employee benefits	19	58,894	58,894	86,418	86,423
Prepaid expenses		174,813	126,557	249,952	166,230	Customer advances		191,358	6,320	451,376	290,279
Advances		76,336	64,677	137,492	123,319	Advances from related parties	28	6,256,856	6,119,677	-	-
Restricted cash		821	-	14,521	13,814	Other current liabilities		67,369	282,712	478,955	658,763
Assets held for sale		4,306	684	12,668	7,204
Other current assets		211,823	132,989	233,659	142,527
Total current assets		18,487,940	19,776,434	28,335,196	25,954,262	Total current liabilities		22,880,495	25,546,764	19,587,266	19,390,348

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	16,085,677	15,462,088	18,525,781	17,643,710
Marketable securities	5	941,275	16,490	1,200,903	319,995	Trade accounts payable	16	17,070	422	17,070	422
Trade receivables	6	21,697	5,897	24,364	5,897	Lease liability	17.2	2,780,709	2,624,979	2,974,540	2,777,521
Notes receivable	6	17,032	1,530	17,032	1,530	Taxes payable		79,384	88,211	81,279	90,669
Recoverable taxes	9	4,648,505	4,981,378	4,666,828	5,000,740	Provision for tax, civil and labor risks	20	445,726	442,621	490,380	482,983
Deferred income taxes	10	1,752,130	2,054,826	1,818,532	2,113,108	Deferred income taxes	10	-	-	60,583	60,125
Judicial deposits	11	408,100	405,450	421,832	415,718	Liabilities with related parties	28	2,705	52,581	-	-
Biological assets	8	1,751,700	1,788,383	1,848,773	1,858,316	Employee benefits	19	285,615	264,731	508,203	454,398
Derivative financial instruments	23	570,220	529,830	570,220	529,830	Derivative financial instruments	23	38,026	59,819	38,026	59,819
Restricted cash		32,501	30,952	59,901	72,395	Other non-current liabilities		302,479	286,982	553,994	668,439
Other non-current assets		223,080	148,262	229,256	153,052
Total long-term receivables		10,366,240	9,962,998	10,857,641	10,470,581	Total non-current liabilities		20,037,391	19,282,434	23,249,856	22,238,086

						EQUITY	21
						Capital		13,349,156	13,349,156	13,349,156	13,349,156
						Capital reserves		2,763,364	2,763,364	2,763,364	2,763,364
						Other equity transactions		(86,978)	(70,106)	(86,978)	(70,106)
Investments	12	14,298,763	13,683,725	87,406	97,895	Accumulated earnings		2,517,301	-	2,517,301	-
Property, plant and equipment	13	13,086,400	13,127,930	14,810,436	14,608,914	Treasury shares		(901,540)	(96,145)	(901,540)	(96,145)
Intangible assets	14	3,208,593	3,201,539	6,399,308	6,140,438	Other comprehensive loss		(1,111,253)	(1,022,841)	(1,111,253)	(1,022,841)
						Attributable to controlling shareholders		16,530,050	14,923,428	16,530,050	14,923,428
						Non-controlling interests		-	-	1,122,815	720,228
Total non-current assets		40,959,996	39,976,192	32,154,791	31,317,828	Total equity		16,530,050	14,923,428	17,652,865	15,643,656
TOTAL ASSETS		59,447,936	59,752,626	60,489,987	57,272,090	TOTAL LIABILITIES AND EQUITY		59,447,936	59,752,626	60,489,987	57,272,090

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Statements of Income (Loss)

		Parent company				Consolidated
			2024		2023		2024		2023
	Note	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
NET SALES	25	13,163,929	35,875,584	12,244,942	35,532,958	15,522,712	43,829,813	13,806,206	39,189,146
Cost of sales	26	(9,571,041)	(27,473,542)	(9,643,139)	(28,883,005)	(11,312,228)	(32,465,075)	(11,324,122)	(33,548,113)
GROSS PROFIT		3,592,888	8,402,042	2,601,803	6,649,953	4,210,484	11,364,738	2,482,084	5,641,033
OPERATING INCOME (EXPENSES)
Selling expenses	26	(1,742,539)	(4,918,624)	(1,631,054)	(4,772,201)	(2,043,312)	(5,753,312)	(1,869,205)	(5,377,484)
General and administrative expenses	26	(116,522)	(421,260)	(112,425)	(310,779)	(202,258)	(654,966)	(178,739)	(497,990)
Impairment loss on trade receivables	6	21,535	(13,258)	(9,940)	(17,332)	21,895	(26,220)	(24,309)	(32,841)
Other operating income (expenses), net	26	27,707	45,268	19,675	154,321	32,753	50,925	42,188	179,539
Income from associates and joint ventures	12	405,316	3,659,093	(98,620)	(2,264,087)	(4,151)	(10,170)	283	(599)
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		2,188,385	6,753,261	769,439	(560,125)	2,015,411	4,970,995	452,302	(88,342)
Financial income		218,496	586,734	225,425	534,208	344,391	892,985	358,245	772,464
Financial expenses		(1,043,525)	(2,886,451)	(1,035,754)	(3,270,139)	(919,515)	(2,713,377)	(1,036,833)	(3,224,561)
Foreign exchange and monetary variations		(25,070)	(1,544,514)	(315,531)	379,053	61,841	379,404	4,913	(180,981)
FINANCIAL INCOME (EXPENSES), NET	27	(850,099)	(3,844,231)	(1,125,860)	(2,356,878)	(513,283)	(1,440,988)	(673,675)	(2,633,078)
INCOME (LOSS) BEFORE TAXES		1,338,286	2,909,030	(356,421)	(2,917,003)	1,502,128	3,530,007	(221,373)	(2,721,420)
Income taxes	10	(313,730)	(391,729)	(30,593)	137,062	(365,587)	(705,830)	(41,014)	98,132
INCOME (LOSS) FOR THE YEAR		1,024,556	2,517,301	(387,014)	(2,779,941)	1,136,541	2,824,177	(262,387)	(2,623,288)

Income (Loss) Attributable to
Controlling shareholders		1,024,556	2,517,301	(387,014)	(2,779,941)	1,024,556	2,517,301	(387,014)	(2,779,941)
Non-controlling interest		-	-	-	-	111,985	306,876	124,627	156,653
		1,024,556	2,517,301	(387,014)	(2,779,941)	1,136,541	2,824,177	(262,387)	(2,623,288)

INCOME (LOSS) PER SHARE
Weighted average shares outstanding - basic						1,660,104,971	1,660,104,971	1,599,535,188	1,252,578,457
Loss per share - basic	22					0.61716	1.51635	(0.24195)	(2.21937)
Weighted average shares outstanding - diluted						1,661,866,069	1,661,866,069	1,599,535,188	1,252,578,457
Income (Loss) per share - diluted	22					0.61651	1.51474	(0.24195)	(2.21937)

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Statements of Comprehensive Income (Loss)

		Parent company				Consolidated
			2024		2023		2024		2023
	Note	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Income (loss) for the period		1,024,556	2,517,301	(387,014)	(2,779,941)	1,136,541	2,824,177	(262,387)	(2,623,288)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		(9,892)	92,077	75,720	(115,991)	(46,101)	206,362	118,683	(207,763)
Gain (loss) on net investment hedge (1)		29,011	(151,107)	(49,222)	103,587	29,011	(151,107)	(49,222)	103,587
Cash flow hedges – effective portion of changes in fair value (1)		144,197	(93,056)	81,598	(15,275)	144,197	(92,718)	81,619	(14,520)
Cash flow hedges – reclassified to profit or loss	23	88,838	82,220	(90,789)	300,292	88,838	82,220	(90,789)	300,292
Debt investments measured at FVTOCI (1) - changes in fair value	5	(6,342)	(6,342)	-	-	(6,342)	(6,342)	-	-
Items that are or may be reclassified subsequently to profit or loss		245,812	(76,208)	17,307	272,613	209,603	38,415	60,291	181,596
Actuarial gains (losses) on pension and post-employment plans (1)	19	(2,038)	(12,204)	2,481	14,951	(6,296)	(30,857)	2,481	17,696
Items that will not be reclassified to profit or loss		(2,038)	(12,204)	2,481	14,951	(6,296)	(30,857)	2,481	17,696
Comprehensive income (loss) for the period		1,268,330	2,428,889	(367,226)	(2,492,377)	1,339,848	2,831,735	(199,615)	(2,423,996)
Attributable to
Controlling shareholders		1,268,330	2,428,889	(367,226)	(2,492,377)	1,268,330	2,428,889	(367,226)	(2,492,377)
Non-controlling interest		-	-	-	-	71,518	402,846	167,611	68,381
		1,268,330	2,428,889	(367,226)	(2,492,377)	1,339,848	2,831,735	(199,615)	(2,423,996)
(1)	Items above are stated net of deferred taxes on income and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Statements of Changes in Equity

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Accumulated aearnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2022	12,835,915	2,338,476	(77,825)	(109,727)	(1,024,897)	-	(307,389)	(21,472)	(2,363,073)	11,270,008	552,861	11,822,869
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(169,326)	-	-	-	-	(169,326)	(139,739)	(309,065)
Gains on net investment hedge	-	-	-	-	145,328	-	-	-	-	145,328	-	145,328
Unrealized gains in cash flow hedge	-	-	-	-	-	-	372,958	-	-	372,958	418	373,376
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	(1,523)	-	(1,523)	(40,702)	(42,225)
Income (loss) for the year	-	-	-	-	-	-	-	-	(2,028,559)	(2,028,559)	159,707	(1,868,852)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(23,998)	-	372,958	(1,523)	(2,028,559)	(1,681,122)	(20,316)	(1,701,438)
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(16,520)	16,520	-	-	-
Capital increase through issuance of shares	600,000	4,800,000		-	-	-	-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares	(86,759)	-		-	-	-	-	-	-	(86,759)	-	(86,759)
Capital increase in subsidiaries	-	-	-	-	-		-	-	-	-	187,777	187,777
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(94)	(94)
Compensation of accumulated losses with capital reserve	-	(4,375,112)		-	-	-	-	-	4,375,112	-	-	-
Share-based payments	-	-	7,719	13,582	-	-	-	-	-	21,301	-	21,301
BALANCES AT DECEMBER 31, 2023	13,349,156	2,763,364	(70,106)	(96,145)	(1,048,895)	-	65,569	(39,515)	-	14,923,428	720,228	15,643,656
Comprehensive income (loss) (1)
Gain on foreign currency translation of foreign operations	-	-	-	-	92,077	-	-	-	-	92,077	114,285	206,362
Loss on net investment hedge	-	-	-	-	(151,107)	-	-	-	-	(151,107)	-	(151,107)
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	(10,836)	-	-	(10,836)	338	(10,498)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	(12,204)	-	(12,204)	(18,653)	(30,857)
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	(6,342)	-	-	-	(6,342)	-	(6,342)
Income for the period	-	-	-	-	-	-	-	-	2,517,301	2,517,301	306,876	2,824,177
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(59,030)	(6,342)	(10,836)	(12,204)	2,517,301	2,428,889	402,846	2,831,735
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(259)	(259)
Share-based payments	-	-	(16,872)	38,727	-	-	-	-	-	21,855	-	21,855
Acquisition of treasury shares	-	-	-	(844,122)	-	-	-	-	-	(844,122)	-	(844,122)
BALANCES AT SEPTEMBER 30, 2024	13,349,156	2,763,364	(86,978)	(901,540)	(1,107,925)	(6,342)	54,733	(51,719)	2,517,301	16,530,050	1,122,815	17,652,865

(1)	All changes in other comprehensive income are presented net of deferred taxes on profit, when applicable, are disclosed in note 10.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Statements of Cash Flows

	Parent company		Consolidated
	2024	2023	2024	2023
	Jan - sep	Jan - sep	Jan - sep	Jan - sep
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations	2,517,301	(2,779,941)	2,824,177	(2,623,288)
Adjustments for:
Depreciation and amortization	1,139,297	1,062,753	1,454,551	1,347,368
Depreciation and depletion of biological assets	1,009,691	986,159	1,117,055	1,008,030
Result on disposal of property, plant and equipments and intangible	(32,853)	(124,048)	(37,476)	(141,658)
Provision for tax, civil and labor risks	238,113	197,973	242,972	196,237
Income from investments under the equity method	(3,658,951)	2,264,087	10,170	599
Financial results, net	3,844,231	2,356,878	1,440,988	2,633,078
Deferred income tax	384,212	(130,651)	354,318	(172,822)
Short-term employee benefits	345,005	60,484	342,271	70,921
Other	(10,279)	(772)	1,262	35,254
	5,775,767	3,892,922	7,750,288	2,353,719
Changes in assets and liabilities:
Trade accounts and notes receivables	1,376,981	(351,096)	700,406	36,945
Inventories	(538,316)	378,393	(483,242)	571,265
Biological assets - current	38,314	474,297	2,207	444,657
Trade accounts payable	(2,821,433)	(1,812,569)	(573,004)	(2,232,778)
Cash generated by operating activities	3,831,313	2,581,947	7,396,655	1,173,808

Redemptions (investments) in securities at FVTPL (1)	271,212	-	218,921	10,733
Interest received	424,894	209,088	715,250	303,964
Dividends and interest on shareholders' equity received	13	422	-	(851)
Payment of tax, civil and labor provisions	(203,291)	(339,644)	(202,896)	(339,588)
Derivative financial instruments	353	(21,634)	(40,789)	(343,245)
Other operating assets and liabilities (2)	2,277,677	(1,828,421)	(82,754)	1,470,957
Net cash provided by operating activities	6,602,171	601,758	8,004,387	2,275,778

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption (additions) on investments in securities at amortized cost	-	-	36,425	(70,176)
Investments in securities at FVTOCI (3)	(922,937)	-	(922,937)	-
Redemption of restricted cash	1	-	-	12,851
Additions to property, plant and equipment	(424,845)	(562,486)	(457,608)	(629,013)
Additions to biological assets - non-current	(975,258)	(1,015,542)	(1,069,190)	(1,099,245)
Proceeds from disposals of property, plant, equipments and investment	74,486	164,049	74,487	164,049
Additions to intangible	(131,226)	(139,946)	(132,975)	(144,270)
Capital increase in affiliates	-	(580)	-	(579)
Capital increase in subsidiaries	46,222	-	-	187,777
Net cash used in investing activities	(2,333,557)	(1,554,505)	(2,471,798)	(1,578,606)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt issuance	2,005,582	1,643,025	2,232,542	3,239,430
Repayment of debt	(3,594,406)	(2,137,007)	(3,801,424)	(4,007,696)
Payment of interest	(1,238,429)	(1,178,478)	(1,390,907)	(1,362,820)
Payment of interest derivatives - fair value hedge	(235,998)	(512,345)	(205,539)	(512,345)
Capital increase through issuance of shares	-	5,327,496	-	5,327,496
Treasury shares acquisition	(844,122)	-	(844,122)	-
Payment of lease liabilities	(495,525)	(410,767)	(635,117)	(546,187)
Net cash used in financing activities	(4,402,898)	2,731,924	(4,644,567)	2,137,878

Effect of exchange rate variation on cash and cash equivalents	(119,981)	7,649	569,671	(1,120)
Net increase (decrease) in cash and cash equivalents	(254,265)	1,786,826	1,457,693	2,833,930
Balance at the beginning of the period	4,701,549	3,984,071	9,264,664	8,130,929
Balance at the end of the period	4,447,284	5,770,897	10,722,357	10,964,859
(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent Company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(26,267) for the nine-month period ended September 30, 2024 (in the amount of (2,117,184) in the same period of the previous year).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

8

Interim Financial Information, Individual and Consolidated | September 30, 2024

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

Statements of Value Added

	Parent company		Consolidated
	2024	2023	2024	2023
	Jan-sep	Jan-sep	Jan-sep	Jan-sep
1 - REVENUES	39,822,343	39,353,845	48,024,931	43,297,294
Sales of goods and products	39,369,287	38,661,920	47,553,785	42,549,372
Other income	46,647	153,738	52,303	178,956
Revenue related to construction of own assets	419,667	555,519	445,063	601,807
Expected credit losses	(13,258)	(17,332)	(26,220)	(32,841)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(25,650,550)	(27,677,281)	(30,310,152)	(32,078,119)
Costs of goods sold	(21,623,983)	(23,513,359)	(25,890,609)	(27,658,823)
Materials, energy, third parties services and other	(4,031,805)	(4,185,877)	(4,426,565)	(4,414,804)
Reversal for inventories losses	5,238	21,955	7,022	(4,492)
3 - GROSS ADDED VALUE (1-2)	14,171,793	11,676,564	17,714,779	11,219,175
4 - DEPRECIATION AND AMORTIZATION	(2,148,988)	(2,048,912)	(2,571,606)	(2,355,398)
5 - NET ADDED VALUE (3-4)	12,022,805	9,627,652	15,143,173	8,863,777

6 - VALUE ADDED RECEIVED THROUGH TRANSFER	4,244,401	(1,729,296)	881,236	772,446
Income from associates and joint ventures	3,659,093	(2,264,087)	(10,170)	(599)
Financial income	586,734	534,208	892,985	772,462
Others	(1,426)	583	(1,579)	583

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	16,267,206	7,898,356	16,024,409	9,636,223

8 - DISTRIBUTION OF ADDED VALUE	16,267,206	7,898,356	16,024,409	9,636,223
Payroll	4,902,107	4,234,264	5,730,711	4,901,486
Salaries	3,255,135	2,990,141	4,000,421	3,561,110
Benefits	1,408,457	1,021,206	1,467,137	1,093,871
Government severance indemnity fund for employees	238,515	222,917	263,153	246,505
Taxes, Fees and Contributions	4,281,333	3,374,638	4,922,691	3,711,187
Federal	2,015,971	1,122,837	2,485,364	1,282,652
State	2,222,800	2,212,214	2,386,191	2,381,870
Municipal	42,562	39,587	51,136	46,665
Capital Remuneration from Third Parties	4,566,465	3,069,395	2,546,830	3,646,838
Interests, including exchange variation	4,456,310	2,933,436	2,360,619	3,453,091
Rents	110,155	135,959	186,211	193,747
Interest on Own-Capital	2,517,301	(2,779,941)	2,824,177	(2,623,288)
Income (loss) for the period	2,517,301	(2,779,941)	2,517,301	(2,779,941)
Non-controlling interest	-	-	306,876	156,653

The accompanying notes are an integral part of the interim financial information.
(In thousands of Brazilian Reais)

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Interim Financial Information, Individual and Consolidated | September 30, 2024

3Q24 RESULTS

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

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Interim Financial Information, Individual and Consolidated | September 30, 2024

1.	Company’s Operations

BRF S.A. (“BRF”), and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at 475 Jorge Tzachel Street, Fazenda District, Itajaí - Santa Catarina and the main business office is in São Paulo city.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

1.1.	Equity interest
				% equity interest
Entity		Main activity	Country	09.30.24	12.31.23
Direct subsidiaries
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Foods UK Ltd.		Administrative and marketing services	England	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	100.00	100.00
Sadia Uruguay S.A.	(g)	Import and commercialization of products	Uruguay	100.00	100.00
Vip S.A. Empreendimentos e Participações Imobiliárias	(f)	Commercialization of owned real state	Brazil	-	100.00
BRF Investimentos Ltda.	(f)	Holding, management of companies and assets	Brazil	100.00	100.00

Indirect subsidiaries
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	UAE (1)	100.00	100.00
Badi Ltd.		Holding	UAE (1)	100.00	100.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik ÜretimLtd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	-	100.00
BRF Arabia Holding Company		Holding	Saudi Arabia	70.00	70.00
BRF Foods GmbH	(h)	Industrialization, import and commercialization of products	Austria	100.00	100.00
BRF Foods LLC	(h)	Industrialization, import and commercialization of products	UAE (1)	100.00	-
BRF Foods LLC	(d)	Import, industrialization and commercialization of products	Russia	-	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	100.00	100.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Buenos Aires Fortune S.A.	(e)	Holding	Argentina	-	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	100.00	100.00
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE (1)	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
Hercosul Alimentos Ltda.		Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.		Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Nutrinvestments BV	(j)	Holding	The Netherlands	-	100.00
One Foods Holdings Ltd.		Holding	UAE (1)	100.00	100.00
Perdigão Europe Lda.	(i)	Import, export of products and administrative services	Portugal	-	100.00
ProudFood Lda.		Import and commercialization of products	Angola	100.00	100.00
PSA Laboratório Veterinário Ltda.	(f)	Veterinary activities	Brazil	-	100.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00

Affiliated
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	50.00
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33

(1)	UAE – United Arab Emirates.

(a)	On September 9, 2024, the subsidiary Banvit Enerji ve Elektric Üretim Ltd. Sti. was dissolved.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. in which the economic participation is 24% (note 12). On September 9, 2024 was approved a capital increase in the total amount of R$94,221, being R$22,613 from BRF Energia S.A..

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Interim Financial Information, Individual and Consolidated | September 30, 2024

(d)	On January 15, 2024, the subsidiary BRF Foods LLC was dissolved.
(e)	On March 19, 2024, the subsidiary Buenos Aires Fortune S.A. was dissolved.
(f)	On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias e a PSA Laboratório Veterinário Ltda. were incorporated by BRF S.A. and the indirect subsidiarie BRF Investimentos Ltda. became a direct subsidiarie of BRF S.A.
(g)	On March 31, 2024, there was a reduction in share capital in the subsidiary Sadia Uruguay S.A. by UYU415,000, (R$55,365 in Reais) and on June 17, 2024, there was another capital reduction by UYU415,000 (R$58,515 in Reais).
(h)	The BRF Foods GMBH, an Austrian company, had a branch located in the UAE, which, on April 05, 2024, was converted into a limited company entity, called BRF Foods LLC.
(i)	On April 29, 2024, the subsidiary Perdigão Europe Lda. was dissolved.
(j)	On July 19, 2024, the subsidiary Nutrinvestments BV was dissolved.
1.2.	Climate events in Rio Grande do Sul

On May 1st, 2024, Rio Grande do Sul declared a state of public calamity throughout its territory affected by extreme weather events causing material and environmental damage, with the destruction of homes, roads and bridges, as well as the compromise of the functioning of local and regional public and private institutions and the closure of public roads.

The Company was affected by total and partial shutdowns in its regional operations, industrial complexes, distribution centers and support offices, and made the necessary efforts to resume operations.

Due to these weather events, the Company incurred losses and additional expenses, mainly related to the agricultural and industrial production process, structural and equipment repairs and expenses with donations, which are presented in the quarterly information, net of partial advances, under the following items:

	Parent Company and Consolidated
		2024
	Jul - sep	Jan - sep
Cost of sales	(5,073)	(111,887)
Selling expenses	(103)	(3,774)
General and administrative expenses	(649)	(3,247)
	(5,825)	(118,908)

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Rio Grande do Sul.

1.3.	Incident at the plant in Carambeí - PR

On August 1st, 2024, the Company informed its shareholders and the market in general that a fire had occurred in part of its Carambeí - PR unit. There were no fatalities and all employees were safe. In the same month, the Company was able to gradually resume operations at the unit.

Due to the fire, the Company recognized in its income statement for the period expenses mainly related to losses in the production process, expenses for structural and equipment repairs, as well as partial reimbursement of the loss, generating a practically neutral impact up to the date of approval of this interim financial information.

The Company has insurance policies for events of this nature and continue in the process of regulating this claim in Rio Grande do Sul.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

1.4.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2024 occurred between, March 10, 2024 and April 9, 2024. Additionally, in the subsidiary in Turkey there is the seasonal effect of the “Barbecue Season”, a period in the summer in which culturally this type of event happens more frequently, boosting sales of several products in our portfolio.

In the countries of Saudi Arabia, Bahrain, Qatar, United Arab Emirates, Kuwait and Oman, there is a seasonal effect of families returning to their countries of origin after school holidays (“Back-to-school season”), where was intensified investments in displaying our main brand in the region, Sadia, to mainly boost sales of portfolio of processed products.

2.    Basis of preparation and presentation of interim financial information

The Parent Company’s and Consolidated interim financial information were prepared in accordance with i) the accounting practices adopted in Brazil, which include those included in Brazilian corporate legislation and the pronouncements, guidelines and technical interpretations issued by the Accounting Pronouncements Committee - ("CPC”) and approved by the Board Federal Accounting – (“CFC”) and the Securities and Exchange Commission – (“CVM”), in accordance with the CPC 21 (R1) – Interim Financial Statements, and ii) international financial reporting standards (“IFRS”), IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the financial statements, and only them, are being evidenced and correspond to those used by administration in its management.

The Parent Company’s and Consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values are also expressed in thousands, unless otherwise stated.

The preparation of the Parent Company’s and Consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The Parent Company’s and Consolidated interim financial information were prepared based on the recoverable historical cost, except for the items maintained at fair value as described in note 3.2 of the Financial Statements for the year ended on December 31, 2023.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

The Company prepared Parent Company’s and Consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	Summary of material accounting policies

The Consolidated interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2023 (note 3), on a uniform basis for all group entities.

The Company has subsidiaries in Argentina and in Turkey, which are considered a hyperinflationary economy. For the Turkish subsidiary the price index used for the period ended September 30, 2024 was 35.7%, and the inflation adjustment affected the Income (Loss) before financial results and income taxes in R$(129,425) (R$8,654 in the same period of the previous year), and we recognized a revenue that impacted the Financial Result in the amount of R$ R$234,002 (R$246,573 in the same period of the previous year) and the Income (Loss) in the amount of R$69,913 (R$278,749 in the same period of the previous year).

For the subsidiary in Argentina the price index used for the period ended September 30, 2024 was 12.0%, and the inflation adjustment affected the inflation adjustment impacted the Income (Loss) before financial results and income taxes in the amount of R$(391) (R$914 in the same period of the previous year), the Financial Result in the amount of R$$(2,037) (R$(9,069) in the same period of the previous year) and the Income (Loss) in the amount of R$(8,809) (R$(7,805) in the same period of the previous year).

Except for the affiliated companies PR-SAD Administração de bem Próprio S.A. and Potengi Holdings S.A., in which the Company records the investment using the equity method, all other entities presented in Note 1.1 are consolidated.

3.1.	Standards issued but not yet effective

On May 25, 2023, the IASB published amendments to IAS 7/CPC 03 - Statement of cash flows and IFRS 7/CPC 40 - Financial Instruments: Disclosure, which establish new disclosure requirements for financing operations with suppliers (supply chain finance). Such requirements must be adopted by the Company from the year 2024 onwards, however, no additional presentation is required in the interim financial statements in the first year of adoption of the implemented changes. The Company is evaluating the impacts arising from these changes.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

4.    Cash and cash equivalents

	Average rate (1)	Parent company		Consolidated
		09.30.24	12.31.23	09.30.24	12.31.23
Cash and bank accounts
Brazilian reais	-	330,311	145,200	335,600	160,310
Saudi riyal	-	-	-	222,082	307,151
U.S. dollar	-	102,189	99,828	924,271	768,868
Euro	-	4,661	1,392	12,514	24,506
Turkish lira	-	-	-	3,127	93,641
Other currencies	-	105	124	184,380	252,781
		437,266	246,544	1,681,974	1,607,257
Cash equivalents
In Brazilian reais
Investment funds	10.65%	3,640	4,676	3,640	4,676
Offshore note (3)	9.77%	-	-	815,530	-
Bank deposit certificates	10.70%	4,003,514	4,438,970	4,211,908	4,876,861
		4,007,154	4,443,646	5,031,078	4,881,537
In U.S. Dollar
Term deposit	5.52%	-	-	2,675,838	2,069,531
Overnight	-	2,864	11,359	2,864	17,570
Other currencies
Term deposit (Saudi riyal)	5.61%	-	-	837,592	612,110
Term deposit (2)		-	-	493,010	76,659
		2,864	11,359	4,009,304	2,775,870
		4,447,284	4,701,549	10,722,356	9,264,664
(1)	Weighted average annual rate.
(2)	Amounts are substantially denominated in Turkish Lira (TRY) at a weighted average annual rate of 50.26% (43.00% on December 31, 2023).
(3)	Represent an investment in a financial institution on the international market with a balance in real.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

5.	Marketable securities
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		09.30.24	12.31.23	09.30.24	12.31.23
Fair value through other comprehensive income
National treasury notes	9.13	R$	10.74%	922,937	-	922,937	-
Equity securities (3)	-	USD	-	-	-	13,620	12,103
Fair value through profit and loss
Financial treasury bills	1.42	R$	11.06%	34,120	412,107	34,120	412,107
Investment funds - FIDC II	1.08	R$	-	18,338	16,490	18,338	16,490
Repurchase agreement	0.06	R$	10.44%	-	-	52,404	35,751
Other	0.08	R$	-	-	-	20	20
				52,458	428,597	104,882	464,368
Amortized cost
Sovereign bonds and other (4)	5.56	AOA	6.80%	-	-	246,008	291,402
				975,395	428,597	1,287,447	767,873
Current				34,120	412,107	86,544	447,878
Non-current (5)				941,275	16,490	1,200,903	319,995

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$22,498 (R$16,466 on December 31, 2023). The amounts are substantially denominated in Angolan kwanza (AOA), and include Bonds in U.S. Dollar at a weighted average annual rate of 6.80% (U.S. Dollar 6.34% and Bonds in U.S. Dollar 5.90% on December 31, 2023)
(5)	Maturity until May of 2035.

On September 30, 2024, the amount of R$32,461 (R$9,179 on December 31, 2023) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

6.    Trade accounts and notes receivable

	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Trade accounts receivable
Domestic market
Third parties	1,013,383	1,729,067	1,146,386	1,860,089
Related parties	45,489	24,339	17,891	8,419
Foreign market
Third parties	2,648,928	764,750	4,283,436	3,496,442
Related parties	1,310,404	3,713,478	27,870	27,781
	5,018,204	6,231,634	5,475,583	5,392,731
( - ) Adjustment to present value ("APV")	(16,942)	(22,692)	(25,595)	(29,284)
( - ) Expected credit losses	(602,384)	(547,078)	(664,762)	(591,479)
	4,398,878	5,661,864	4,785,226	4,771,968
Current	4,377,181	5,655,967	4,760,862	4,766,071
Non-current	21,697	5,897	24,364	5,897

Notes receivable	61,729	83,863	61,729	83,863
( - ) Adjustment to present value ("APV")	(5,036)	(2,223)	(5,036)	(2,223)
( - ) Expected credit losses	(15,344)	(15,379)	(15,344)	(15,379)
	41,349	66,261	41,349	66,261
Current	24,317	64,731	24,317	64,731
Non-current (1)	17,032	1,530	17,032	1,530

(1)	On September 30, 2024, the weighted average maturity is 1.76 years.

The Company has insurance for trade receivables from exports in the amount of R$1,301,729 (R$1,003,891 on December 31, 2023).

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF II”), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil.

On September 30, 2024, FIDC BRF II has an outstanding balance of R$913,673 (R$1,072,964 on December 31, 2023) related to such credit rights, which were ceased to be recognized of the Company’s statement of financial position when the credits were sold.

On September 30, 2024, other receivables are mainly represented by receivables from the sale of farms and various properties not linked to production.

The movements of the expected credit losses are presented below:

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Parent company		Consolidated
	09.30.24	09.30.24
Beginning balance	(547,078)	(591,479)
(Additions) reversals	(13,258)	(26,220)
Write-offs	8,571	10,560
Exchange rate variation	(50,619)	(57,623)
Ending balance	(602,384)	(664,762)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Not overdue	4,316,066	5,532,133	4,370,956	4,515,445
Overdue
01 to 60 days	39,560	115,871	364,981	225,135
61 to 90 days	29,637	39,584	36,196	46,347
91 to 120 days	23,471	4,558	28,175	15,248
121 to 180 days	7,546	5,803	13,004	11,101
181 to 360 days	21,982	12,665	37,422	22,116
More than 360 days	579,942	521,020	624,849	557,339
( - ) Adjustment to present value ("APV")	(16,942)	(22,692)	(25,595)	(29,284)
( - ) Expected credit losses	(602,384)	(547,078)	(664,762)	(591,479)
	4,398,878	5,661,864	4,785,226	4,771,968
7.	Inventories
	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Finished goods	2,356,915	1,988,163	4,186,207	3,564,379
Work in progress	350,452	340,780	398,729	378,788
Raw materials	1,610,586	1,521,744	1,710,259	1,675,323
Packaging materials	128,966	112,232	167,231	150,444
Secondary materials	560,044	503,613	605,490	546,213
Supplies	144,893	150,298	216,619	216,998
Imports in transit	171,854	150,514	172,327	150,947
Other	51,229	75,679	51,191	75,646
(-) Adjustment to present value ("APV") (1)	(113,845)	(125,483)	(117,618)	(129,848)
	5,261,094	4,717,540	7,390,435	6,628,890
(1)	The adjustment refers to the counter-entry of the adjustment of present value from trade accounts payable and is carried out for cost according to inventories turnover.

The movements of estimated losses for realizable value of inventories accrual, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

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Interim Financial Information, Individual and Consolidated | September 30, 2024

	Parent company
				09.30.24
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(23,315)	(13,262)	(5,375)	(41,952)
Additions	(27,812)	(75,428)	(4,159)	(107,399)
Reversals	45,256	-	-	45,256
Write-offs	-	64,384	2,997	67,381
Ending balance	(5,871)	(24,306)	(6,537)	(36,714)

	Consolidated
				09.30.24
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(26,308)	(22,981)	(8,232)	(57,521)
Additions	(35,223)	(88,136)	(10,174)	(133,533)
Reversals	54,900	-	-	54,900
Write-offs	-	78,419	6,912	85,331
Exchange rate variation	122	74	128	324
Ending balance	(6,509)	(32,624)	(11,366)	(50,499)
8.	Biological assets

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
				09.30.24
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	2,580,383	1,245,285	543,098	1,788,383
Additions/Transfer	17,508,017	475,263	57,971	533,234
Changes in fair value	2,194,295	(361,870)	-	(361,870)
Harvest	-	-	(50,289)	(50,289)
Write-off	-	-	(3,699)	(3,699)
Transfer between currentand non-current	154,061	(154,059)	-	(154,059)
Transfer to inventories	(19,894,687)	-	-	-
Ending balance	2,542,069	1,204,619	547,081	1,751,700

	Consolidated
				09.30.24
	Current	Non-current
	Live animals
	Total	Live animals	Forests	Total
Beginning balance	2,702,164	1,315,218	543,098	1,858,316
Additions/Transfer	19,010,230	516,484	57,971	574,455
Changes in fair value	2,485,851	(415,325)	-	(415,325)
Harvest	-	-	(50,289)	(50,289)
Write-off	-	-	(3,699)	(3,699)
Transfer between currentand non-current	155,258	(155,258)	-	(155,258)
Transfer to inventories	(21,653,546)	-	-	-
Exchange variation	(3,520)	(7,100)	-	(7,100)
Monetary correction by Hyperinflation	(3,083)	47,673	-	47,673
Ending balance	2,693,354	1,301,692	547,081	1,848,773

54

Interim Financial Information, Individual and Consolidated | September 30, 2024

The change in the biological assets includes depreciation of breeders and depletion of forests in the amount of R$1,009,691 in the Parent Company and R$1,117,055 in the Consolidated (R$986,159 in the Parent Company and R$1,008,030 in the Consolidated in the same period of the previous year).

The estimated quantities of live animals on September 30, 2024 are 181,761 thousand head of poultry and 4,679 thousand head of pork at the Parent Company (177,143 thousand head of poultry and 4,866 thousand head of pork on December 31, 2023). In the Consolidated, there are 204,191 thousand heads of poultry and 4,679 thousand heads of pork (198,729 thousand heads of poultry and 4,866 thousand heads of pork on December 31, 2023).

The Company has forests pledged as collateral for financing and tax and civil contingencies on September 30, 2024 in the amount of R$73,068 in the Parent Company and in the Consolidated (R$71,399 in the Parent Company and in the Consolidated on December 31, 2023).

9.	Recoverable taxes
	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Recoverable ICMS and VAT	1,956,707	1,895,852	2,461,281	2,089,543
Recoverable PIS and COFINS	2,076,835	2,451,146	2,087,021	2,461,807
Recoverable IPI	1,161,174	1,092,729	1,162,917	1,094,466
Recoverable INSS	419,233	485,084	419,245	485,096
Recoverable income taxes	266,464	316,992	443,003	437,103
Other recoverable taxes	97,950	89,193	98,785	90,136
(-) Impairment	(135,448)	(139,590)	(135,754)	(139,863)
	5,842,915	6,191,406	6,536,498	6,518,288

Current	1,194,410	1,210,028	1,869,670	1,517,548
Non-current	4,648,505	4,981,378	4,666,828	5,000,740
9.1.	ICMS – tax on movement of goods and services and VAT – value added taxes

As result of the activity, the Company generates recoverable ICMS balances that are offset against ICMS payables arising from sales in the domestic market or that are transferred to third parties.

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais, Amazonas, among others, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services, with expectations of achievement in the short and long term.

On June 20, 2024, the Company negotiated the purchase of ICMS credits from Marfrig Global Foods S.A., in the state of São Paulo, totaling R$113,000, with a discount applied compatible with the market. The use will be made according to the Company's monthly calculation in the state, with full compensation expected in approximately 6 months. Until September 30,2024 the Company compensated the amount of R$80,085 relating to these credits.

As disclosed to the market, on October 16, 2024, BRF and Marfrig entered into an agreement to acquire ICMS credits calculated in the State of São Paulo owned by Marfrig (note 31.1).

55

Interim Financial Information, Individual and Consolidated | September 30, 2024

9.2.	PIS and COFINS – social integration plan and contribution for social security

The accumulated recoverable PIS and COFINS balances arise from taxes on raw material purchases subsequently used in the production of exported products or products for which sale is not taxed, as well as recoverable taxes on commercial and labor expenses. The realization of these balances usually occurs through the offsetting with taxes payable on sales of taxed products in the domestic market, with other federal taxes and social security contributions payable, or even, if applicable, through refund or reimbursement requests.

As of September 30, 2024, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$1,772,546 (R$2,013,799 as of December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.3.	IPI – industrialized product tax

The Company recognized tax assets as result of gains from lawsuits related to IPI, specially “creditor prêmio”. The balance referring to these assets in the Parent Company and Consolidated on September 30, 2024 is R$1,171,910 (R$1,110,006 for the year ended December 31, 2023), of which R$1,149,755 (R$1,087,749 for the year ended December 31, 2023) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,155 (R$22,257 for the year ended December 31, 2023). The monetary update of balances is recognized against Net financial income (expenses).

9.4.	Income taxes

The accumulated recoverable income taxes arise, mostly, from withholding taxes on securities, interest and prepayments of income tax and social contribution in Brazil. The realization occurs through the offset with federal taxes and contributions payable.

9.5.	Realization of Brazilian federal tax credits

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and other in the amount of R$1,123,222 for the nine-month period ended on September 30, 2024 (R$1,048,724 in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

56

Interim Financial Information, Individual and Consolidated | September 30, 2024

10.	Deferred income taxes
10.1.	Breakdown
	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Assets
Tax losses carryforward	2,496,088	2,496,088	2,537,543	2,532,720
Negative calculation basis (social contribution)	898,592	898,592	913,516	911,779

Temporary differences - Assets
Provisions for tax, civil and labor risks	350,527	363,186	353,145	365,381
Expected credit losses	177,218	172,699	182,008	176,776
Impairment on tax credits	47,470	55,253	47,470	55,253
Provision for other obligations	32,336	101,048	53,376	115,216
Write-down to net realizable value of inventories	12,482	14,264	14,791	19,627
Employees' benefits plan	117,133	110,033	174,652	137,947
Lease basis difference	238,281	189,305	239,961	189,753
Other temporary differences	165,186	101,203	191,721	118,846
	4,535,313	4,501,671	4,708,183	4,623,298

Temporary differences - Liabilities
Goodwill amortization basis difference	(323,005)	(323,005)	(335,956)	(336,135)
Depreciation (useful life) basis difference	(782,775)	(848,246)	(797,781)	(863,896)
Adjustment for the expected tax rate in the fiscal year	(345,417)	-	(345,417)	-
Business combination (1)	(962,053)	(971,832)	(962,053)	(971,832)
Monetary correction by Hyperinflation	-	-	(139,395)	(95,981)
Unrealized gains on derivatives, net	(220,176)	(127,036)	(220,176)	(127,036)
Unrealized fair value gains, net	(128,971)	(163,417)	(131,636)	(163,744)
Other temporary differences	(20,786)	(13,309)	(17,820)	(11,691)
	(2,783,183)	(2,446,845)	(2,950,234)	(2,570,315)

Total deferred taxes	1,752,130	2,054,826	1,757,949	2,052,983

Total Assets	1,752,130	2,054,826	1,818,532	2,113,108
Total Liabilities	-	-	(60,583)	(60,125)
	1,752,130	2,054,826	1,757,949	2,052,983

(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

On September 30, 2024, the Parent Company has tax losses of Income Tax (IRPJ) and negative bases Contributions on the Net Profit (CSLL) in Brazil, which at current tax rates represent R$6,958,573 (R$6,632,460 on December 31, 2023). In Consolidated, tax losses at local income tax rates represent the amount of R$7,064,065 (R$6,782,499 on December 31, 2023). Within this amount, R$3,394,680 in the Parent Company and R$3,451,059 in the Consolidated (R$3,394,679 in the Parent Company and R$3,444,499 in the Consolidated on December 31, 2023) are recognized as an asset, according to the recoverability expectation, over a ten-year horizon.

57

Interim Financial Information, Individual and Consolidated | September 30, 2024

The rollforward of deferred income taxes, net, is set forth below:

	Parent company	Consolidated
	09.30.24	09.30.24
Beginning balance	2,054,826	2,052,983
Deferred income taxes recognized in income	(384,212)	(354,318)
Deferred income taxes recognized in other comprehensive income	81,516	81,516
Other	-	(22,232)
Ending balance	1,752,130	1,757,949

10.2.	Effective income tax rate reconciliation
				Parent company	Consolidated
		2024	2023			2024	2023
	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep

Income (loss) before taxes	1,338,286	2,909,030	(356,421)	(2,917,003)	1,502,128	3,530,007	(221,373)	(2,721,420)
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Benefit at nominal rate	(455,017)	(989,070)	121,183	991,781	(510,724)	(1,200,202)	75,267	925,283
Adjustments to income taxes
Income from associates and joint ventures	137,808	1,244,094	(33,529)	(769,787)	(1,412)	(3,458)	96	(204)
Tax rate, GAAP and permanent differences on the results of a subsidiary	-	-	-	-	56,217	533,609	(17,071)	(523,522)
Effect of exchange rate variation on assets and liabilities of subsidiaries	-	-	-	-	86,635	611,049	20,679	(214,880)
Deferred tax assets not recognized (1)	336,798	(329,034)	(218,280)	(222,039)	336,919	(329,011)	(220,053)	(225,747)
Interest on taxes	15,226	61,047	18,892	63,822	15,315	61,234	18,926	63,917
Adjustment for the expected tax rate in the fiscal year	(345,417)	(345,417)	-	-	(345,417)	(345,417)	-	-
Other permanent differences	(3,128)	(33,349)	81,141	73,285	(3,120)	(33,634)	81,142	73,285
	(313,730)	(391,729)	(30,593)	137,062	(365,587)	(705,830)	(41,014)	98,132

Effective rate	23.4%	13.5%	-8.6%	4.7%	24.3%	20.0%	-18.5%	3.6%

Current tax	7,165	(7,517)	5,725	6,411	(36,404)	(351,512)	(64,446)	(74,690)
Deferred tax	(320,895)	(384,212)	(36,318)	130,651	(329,183)	(354,318)	23,432	172,822
(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the Parent Company and in the Consolidated, due to limited capacity of realization.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	Judicial deposits

The rollforward of the judicial deposits is set forth below:

58

Interim Financial Information, Individual and Consolidated | September 30, 2024

	Parent company
				09.30.24
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	189,455	154,424	61,571	405,450
Additions	1,249	65,761	1,961	68,971
Release in favor of the Company	(1,907)	(17,372)	(2,576)	(21,855)
Release in favor of the counterparty	(13,019)	(50,984)	(552)	(64,555)
Interest	8,646	7,360	4,083	20,089
Ending balance	184,424	159,189	64,487	408,100

	Consolidated
				09.30.24
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	192,661	156,241	66,816	415,718
Additions	2,770	67,518	1,980	72,268
Release in favor of the Company	(1,907)	(17,537)	(2,576)	(22,020)
Release in favor of the counterparty	(13,019)	(51,361)	(570)	(64,950)
Interest	8,943	7,372	4,502	20,817
Exchange rate variation	-	(1)	-	(1)
Ending balance	189,448	162,232	70,152	421,832

12.	Investments
12.1.	Composition and rollforward the investments
	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Investments	14,298,180	13,683,142	86,822	97,134
Investment in subsidiaries	14,211,358	13,586,008	-	-
Investment in affiliates	86,822	97,134	86,822	97,134
Other investments	583	583	584	761
	14,298,763	13,683,725	87,406	97,895

59

Interim Financial Information, Individual and Consolidated | September 30, 2024

The rollforward of the direct investments in subsidiaries and affiliates of the Parent Company is set forth below:

		Income (loss) for the year		Capital transaction				Goodwill and allocations	Other
	Beginning balance (12.31.23)	Income (loss) from associates and joint ventures	Dividends and interests on shareholders' equity	Capital increase (reduction)	Termination of equity interest participation	Capital transaction between subsidiaries	Merger of companies (1)	Exchange rate variation on goodwill	Other comprehensive income	Constitution (reversal) of provision for loss	Ending balance (09.30.24)

Direct subsidiaries
BRF Energia S.A.	338	405	-	11,000	-	-	-	-	-	-	11,743
BRF Foods UK Ltd.	-	(462)	-	1,294	-	-	-	-	156	-	988
BRF GmbH	12,220,014	3,636,524	(3,277,542)	-	-	229,755	-	-	52,992	-	12,861,743
BRF Investimentos	-	142	-	-	-	-	5,841	-	-	-	5,983
BRF Pet S.A.	1,257,834	12,848	-	-	-	-	-	-	4,764	-	1,275,446
Sadia Alimentos S.A.	3,367	(9,203)	-	-	-	-	-	-	8,668	-	2,832
Sadia Uruguay S.A.	91,823	8,764	-	(58,515)	-	-	-	-	9,028	-	51,100
VIP S.A. Empr. e Particip. Imob (1)	1,379	27	-	-	(1,406)	-	-	-	-	-	-

Indirect subsidiaries											-
Hercosul International S.R.L.	1,112	156	-	-	-	-	-	(8)	(357)	-	903
PSA Labor. Veter. Ltda (1)	9,638	163	-	-	(9,801)	-	-	-	-	-	-
Proud Food Lda	501	126	-	-	-	-	-	-	(8)	-	619
Sadia Chile S.A.	2	19,772	-	-	-	-	-	-	(4,012)	(15,760)	2

Affiliated											-
Potengi Holdings S.A.	89,051	(10,312)	-	-	-	-	-	-	-	-	78,739
PR-SAD Adm. Bem próprio S.A.	8,083	-	-	-	-	-	-	-	-	-	8,083

	13,683,142	3,658,950	(3,277,542)	(46,221)	(11,207)	229,755	5,841	(8)	71,231	(15,760)	14,298,181

(1)	On March 28, 2024, the subsidiaries VIP S.A. Empreendimentos e Participações Imobiliárias and PSA Laboratório Veterinário Ltda. were merged by BRF S.A., therefore, BRF S.A. became the direct holder of BRF Investimentos shares.

On September 30, 2024, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

60

Interim Financial Information, Individual and Consolidated | September 30, 2024

13.	Property, plant and equipment

The rollforward of fixed assets, which includes the right-of-use balances (note 17.1), is presented below:

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers (2)	09.30.24
Cost
Land		550,339	1,049	(15,489)	-	535,899
Buildings, facilities and improvements		12,262,442	627,959	(229,525)	122,430	12,783,306
Machinery and equipment		9,510,187	19,267	(205,496)	297,819	9,621,777
Furniture and fixtures		135,466	479	(3,241)	4,175	136,879
Vehicles		195,224	84,428	(15,638)	-	264,014
Construction in progress		456,099	419,667	(642)	(431,847)	443,277
Advances to suppliers		-	707	-	(707)	-
		23,109,757	1,153,556	(470,031)	(8,130)	23,785,152

Depreciation
Land (3)	5.00%	(19,478)	(3,264)	5,860	-	(16,882)
Buildings, facilities and improvements	2.89%	(4,850,062)	(591,057)	186,272	3,311	(5,251,536)
Machinery and equipment	5.73%	(4,962,048)	(343,530)	87,477	244	(5,217,857)
Furniture and fixtures	6.76%	(65,344)	(5,577)	2,025	229	(68,667)
Vehicles	14.93%	(84,895)	(73,691)	14,776	-	(143,810)
		(9,981,827)	(1,017,119)	296,410	3,784	(10,698,752)
		13,127,930	136,437	(173,621)	(4,346)	13,086,400
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$1,035 to intangible assets and R$3,311 to assets held for sale.

61

Interim Financial Information, Individual and Consolidated | September 30, 2024

(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$1,450 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

62

Interim Financial Information, Individual and Consolidated | September 30, 2024

	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Transfers (2)	Exchange rate variation	09.30.24
Cost
Land		730,103	1,050	(15,619)	28,895	-	8,699	753,128
Buildings, facilities and improvements		13,283,922	660,942	(438,030)	49,777	135,413	74,989	13,767,013
Machinery and equipment		10,497,307	34,390	(232,491)	125,494	307,101	27,503	10,759,304
Furniture and fixtures		224,706	557	(6,088)	20,725	11,020	109	251,029
Vehicles		445,298	310,918	(177,597)	2,637	-	36,752	618,008
Construction in progress		483,514	445,063	(643)	(1,659)	(452,269)	450	474,456
Advances to suppliers		3,372	5,598	-	(177)	(8,621)	76	248
		25,668,222	1,458,518	(870,468)	225,692	(7,356)	148,578	26,623,186

Depreciation
Land (3)	5.00%	(41,953)	(8,009)	5,990	(4,638)	-	(2,856)	(51,466)
Buildings, facilities and improvements	2.89%	(5,281,798)	(659,250)	389,550	(7,307)	4,733	(36,719)	(5,590,791)
Machinery and equipment	5.73%	(5,390,588)	(395,325)	109,785	(39,993)	1,284	(14,215)	(5,729,052)
Furniture and fixtures	6.76%	(98,039)	(9,697)	4,577	(6,978)	(2,233)	(408)	(112,778)
Vehicles	14.93%	(246,930)	(165,093)	93,487	7,336	-	(17,463)	(328,663)
		(11,059,308)	(1,237,374)	603,389	(51,580)	3,784	(71,662)	(11,812,750)
		14,608,914	221,144	(267,079)	174,112	(3,572)	76,916	14,810,436

(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$261 to intangible assets and R$3,311 to assets held for sale.
(3)	Land depreciation refers to right-of-use assets (note 17.1). The amount of R$1,450 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion.

63

Interim Financial Information, Individual and Consolidated | September 30, 2024

The amount of capitalized borrowing costs during the nine-month period ended September 30, 2024 was of R$25,343 in the Parent Company and R$26,647 in the Consolidated (R$42,350 in the Parent Company and R$47,551 in the Consolidated in the same period of the previous year) and during the three-month period ended September 30, 2024 was R$7,023 in the Parent Company and R$ 7,401 in the Consolidated (R$10,440 in the Parent Company and R$11,830 in the Consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the nine-month period ended September 30, 2024, was 9.14% p.a. in the Parent Company and 11.22% p.a. in the Consolidated (9.68% p.a. in the Parent Company and 10.43% p.a. in the Consolidated in the in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	09.30.24	12.31.23	09.30.24	12.31.23
Land	Financial/tax/civil	62,783	87,530	62,783	87,530
Buildings, facilities and improvements	Financial/tax	964,666	1,393,528	966,984	1,395,846
Machinery and equipment	Financial/labor/tax/civil	1,056,989	1,463,205	1,058,014	1,464,229
Furniture and fixtures	Financial/tax	12,098	15,102	12,098	15,102
Vehicles	Financial/tax	89	109	89	109
		2,096,625	2,959,474	2,099,968	2,962,816
14.	Intangible assets

The intangible assets rollforward, is set forth below:

		Parent company
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	09.30.24
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		14,650	737	(2,740)	-	12,647
Outgrowers relationship		517	-	(517)	-	-
Patents		1,810	-	-	-	1,810
Software		698,096	-	(1,132)	130,966	827,930
Intangible in progress		35,232	130,489	(1,432)	(129,930)	34,359
		3,686,845	131,226	(5,821)	1,036	3,813,286

Amortization
Non-compete agreement	41.22%	(8,797)	(4,008)	2,740	-	(10,065)
Outgrowers relationship	0.00%	(419)	(48)	467	-	-
Patents	5.65%	(1,673)	(18)	-	-	(1,691)
Software	42.89%	(474,417)	(119,554)	1,034	-	(592,937)
		(485,306)	(123,628)	4,241	-	(604,693)
		3,201,539	7,598	(1,580)	1,036	3,208,593
(1)	Weighted average annual remaining rate.

64

Interim Financial Information, Individual and Consolidated | September 30, 2024

		Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Transfers	Monetary correction by Hyperinflation	Exchange rate variation	09.30.24
Cost
Goodwill		3,390,938	-	-	-	65,221	114,333	3,570,492
Trademarks		1,873,253	-	-	-	77,123	(7,793)	1,942,583
Non-compete agreement		54,892	737	(8,436)	-	-	4,768	51,961
Outgrowers relationship		517	-	(517)	-	-	-	-
Patents		4,129	-	(2)	-	730	(74)	4,783
Customer relationship		1,217,742	-	-	-	144,684	75,146	1,437,572
Software		787,048	438	(2,471)	131,302	6,537	3,483	926,337
Intangible in progress		35,479	131,800	(1,434)	(131,040)	(931)	(8)	33,866
		7,363,998	132,975	(12,860)	262	293,364	189,855	7,967,594

Amortization
Non-compete agreement	41.22%	(47,841)	(4,345)	8,436	-	-	(4,769)	(48,519)
Outgrowers relationship	0.00%	(419)	(48)	467	-	-	-	-
Patents	8.55%	(3,195)	(333)	-	-	(223)	48	(3,703)
Customer relationship	5.75%	(635,655)	(81,025)	-	-	(79,386)	(48,894)	(844,960)
Software	44.14%	(536,450)	(132,875)	2,369	-	(923)	(3,225)	(671,104)
		(1,223,560)	(218,626)	11,272	-	(80,532)	(56,840)	(1,568,286)
		6,140,438	(85,651)	(1,588)	262	212,832	133,015	6,399,308
(1)	Weighted average annual remaining rate.

65

Interim Financial Information, Individual and Consolidated | September 30, 2024

15.Loans	and borrowings
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	09.30.24
Local currency
Working capital	Fixed / CDI	0% (12.29% on 12.31.23)	-	773,840	-	(740,000)	(77,910)	44,070	-	-
Export credit facility	CDI	12.25% (13.26% on 12.31.23)	2.95	1,583,596	-	(470,000)	(115,878)	123,080	-	1,120,798
Debentures	CDI / IPCA	10.86% (10.94% on 12.31.23)	6.23	6,634,434	1,937,680	(978,268)	(398,380)	375,131	-	7,570,597

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.23)	-	6,604	67,903	(42,251)	(444)	445	-	32,257

				8,998,474	2,005,583	(2,230,519)	(592,612)	542,726	-	8,723,652

Foreign currency
Bonds	Fixed / FX USD	5.34% (5.34% on 12.31.23)	16.30	6,105,757	-	(6,839)	(415,950)	319,183	775,831	6,777,982
Export credit facility	Fixed / SOFR /FX USD	4.24% (5.49% on 12.31.23)	3.99	2,436,651	-	(1,204,148)	(218,895)	90,120	287,246	1,390,974
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
				8,700,828	-	(1,363,887)	(645,817)	406,837	1,070,995	8,168,956
				17,699,302	2,005,583	(3,594,406)	(1,238,429)	949,563	1,070,995	16,892,608

Current				2,237,214						806,931
Non-current				15,462,088						16,085,677
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

66

Interim Financial Information, Individual and Consolidated | September 30, 2024

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.23	Borrowing	Amortization	Interest paid	Interest accrued (3)	Exchange rate variation	09.30.24
Local currency
Working capital	Fixed / CDI	8.82% (12.28% on 12.31.23)	0.11	777,528	-	(743,111)	(77,910)	44,069	-	576
Export credit facility	CDI	12.25% (13.26% on 12.31.23)	2.95	1,583,597	-	(470,000)	(115,878)	123,079	-	1,120,798
Debentures	CDI / IPCA	10.65% (10.94% on 12.31.23)	6.11	6,634,434	1,937,680	(978,268)	(398,380)	375,131	-	7,570,597

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.23)	-	6,604	67,903	(42,251)	(444)	445	-	32,257
				9,002,163	2,005,583	(2,233,630)	(592,612)	542,724	-	8,724,228

Foreign currency
Bonds	Fixed / FX USD	5.15% (5.15% on 12.31.23)	13.56	7,559,562	-	(21,202)	(448,626)	367,749	928,143	8,385,626
Export credit facility	Fixed /SOFR / FX USD	4.24% (5.49% on 12.31.23)	3.99	2,436,651	777	(1,204,148)	(218,895)	90,120	287,216	1,391,721
Advances for foreign exchange rate contracts	Fixed / FX USD	0% (7.10% on 12.31.23)	-	158,420	-	(152,900)	(10,972)	(2,466)	7,918	-
Working capital	Fixed / EIBOR3M + 1,8% FX TRY, AED and USD	11.52% (13.13% on 12.31.23)	1.28	938,752	226,184	(189,543)	(119,802)	102,606	83,328	1,041,525

				11,093,385	226,961	(1,567,793)	(798,295)	558,009	1,306,605	10,818,872
				20,095,548	2,232,544	(3,801,423)	(1,390,907)	1,100,733	1,306,605	19,543,100

Current				2,451,838						1,017,319
Non-current				17,643,710						18,525,781
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	Includes interest amounts, monetary restatement of the principal coupon and mark-to-market for debts hedged object to fair value hedge protection.

67

Interim Financial Information, Individual and Consolidated | September 30, 2024

The maturity schedule of the loans and borrowings is presented on note 23.1.

68

Interim Financial Information, Individual and Consolidated | September 30, 2024

On September 30, 2024 and on December 31, 2023 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, the Company renewed on October 26, 2022 from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of two years. The referenced credit facility can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of September 30, 2024, the credit facility was available, but unused.

15.2.	Issuance of debentures

On June 27, 2024, the Company settled its fifth issuance of simple, non-convertible into shares, unsecured debentures, in three series as shown in the table below, for private placement, in the total amount of R$ 2,000,000.

The debentures were subject to Private Placement with ECO Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Securitization Company”), in the context of its 332nd issuance of agribusiness receivables certificates, in three series, backed by agribusiness credit rights arising from the debentures, for public distribution.

Parent company and Consolidated
09.30.24
Operation	Series	Issue date	Maturity	Rate	Notional	Updated Value

Debenture - 5th Issue	1st Series	06.27.24	06.14.29	CDI +0.8% p.a.	140,000	139,911
Debenture - 5th Issue	2nd Series	06.27.24	06.13.31	12.9% p.a.	925,000	922,764
Debenture - 5th Issue	3rd Series	06.27.24	06.14.34	IPCA +7.2% p.a.	935,000	932,129
					2,000,000	1,994,804

The issuances costs of R$62,320 are recognized on the statement of income over the term of the debt according to the effective interest rate method.

15.3.	Guarantees
	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Total loans and borrowings	16,892,608	17,699,302	19,543,100	20,095,548
Mortgage guarantees
Related to tax incentives	32,293	6,604	32,293	6,604

On September 30, 2024, the amount of bank guarantees contracted by the Company was of R$186,801 (R$207,006 as of December 31, 2023) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.65% p.a. (1.64% p.a. as of December 31, 2023).

69

Interim Financial Information, Individual and Consolidated | September 30, 2024

15.4.	Advanced amortizations

Advanced amortizations in the quarter totaled R$2,128,768 in principal and R$91,975 in interest and other, as a result of the execution of a gross debt reduction program focused on prepayment of debts originally due in the first years and with a higher financial burden.

This amount was allocated mainly to: (i) R$978,268 of principal and R$40,685 referring to interest and other on Debentures and CRA; (ii) R$21,202 of principal, R$208 referring to interest and other, and R$1,212 relating to premium on repurchase of Bonds 2026 and 2030; (iii) R$1,129,298 of principal and R$52,294 referring to interest and other on bilateral lines.

16.	Trade accounts payable
	Parent company		Consolidated
	09.30.24	12.31.23	09.30.24	12.31.23
Trade accounts payable
Domestic market
Third parties	11,043,219	10,367,364	11,237,000	10,575,915
Related parties	356,547	229,650	37,387	21,482

Foreign market
Third parties	1,166,586	1,048,472	2,436,897	2,157,491
Related parties	5,907	2,527,384	9,237	3,663
	12,572,259	14,172,870	13,720,521	12,758,551

(-) Adjustment to present value ("APV")	(167,171)	(160,460)	(174,581)	(166,123)
	12,405,088	14,012,410	13,545,940	12,592,428

Current	12,388,018	14,011,988	13,528,870	12,592,006
Non-current	17,070	422	17,070	422

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables and, therefore, transfer the right to receive invoices with financial institutions (“Supply Chain Finance” or “Program”). The suppliers may choose whether to participate and if so, with which financial institution, with no participation by BRF.

The Program can generate benefits in the commercial relations of BRF and its suppliers, such as preference and priority of supply in case of restricted supply, better commercial conditions, among others, without modification to the commercial essence of the transaction.

Invoices included in the Program are paid according to the same price and term conditions negotiated with its suppliers, without incurring any charge to the Company, so that there are no changes in commercial conditions after negotiation and invoicing of goods or services.

Invoices included in the Supply Chain Finance are R$4,986,958 in the Parent Company and R$5,182,481 in the Consolidated on September 30, 2024 (R$4,760,488 in the Parent Company and R$4,941,716 in the Consolidated on December 31, 2023).

The Company measures and discriminates the adjustment to present value for all its commercial operations carried out in installments, specifying financial and operational items.

70

Interim Financial Information, Individual and Consolidated | September 30, 2024

17.	Leases

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

17.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment (note 13).

	Parent company
	Average rate (1)	12.31.23	Additions	Disposals	09.30.24
Cost
Land		43,554	419	(8,822)	35,151
Buildings, facilities and improvements		4,006,200	627,955	(187,679)	4,446,476
Machinery and equipment		253,408	15,911	(114,046)	155,273
Vehicles		188,004	84,428	(15,604)	256,828
		4,491,166	728,713	(326,151)	4,893,728

Depreciation
Land	2.88%	(18,978)	(3,207)	5,860	(16,325)
Buildings, facilities and improvements	13.12%	(1,478,573)	(437,784)	156,266	(1,760,091)
Machinery and equipment	20.04%	(52,475)	(27,964)	27,455	(52,984)
Vehicles	16.58%	(78,558)	(73,455)	14,743	(137,270)
		(1,628,584)	(542,410)	204,324	(1,966,670)
		2,862,582	186,303	(121,827)	2,927,058
(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.23	Additions	Disposals	Monetary correction by Hyperinflation	Exchange rate variation	09.30.24
Cost
Land		130,072	419	(8,953)	8,360	10,728	140,626
Buildings, facilities and improvements		4,345,335	660,386	(393,251)	(5,014)	30,340	4,637,796
Machinery and equipment		298,548	29,187	(126,740)	(495)	(411)	200,089
Vehicles		422,558	310,919	(177,547)	2,285	36,696	594,911
		5,196,513	1,000,911	(706,491)	5,136	77,353	5,573,422

Depreciation
Land	6.88%	(41,450)	(7,764)	5,991	(4,776)	(2,907)	(50,906)
Buildings, facilities and improvements	14.12%	(1,736,196)	(488,120)	356,711	(1,513)	(21,460)	(1,890,578)
Machinery and equipment	20.08%	(81,950)	(35,192)	40,149	1,743	(292)	(75,542)
Vehicles	33.82%	(226,910)	(162,421)	93,439	6,553	(17,403)	(306,742)
		(2,086,506)	(693,497)	496,290	2,007	(42,062)	(2,323,768)
		3,110,007	307,414	(210,201)	7,143	35,291	3,249,654

(1)	Weighted average annual rate.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

17.2.	Lease liabilities
		Parent company
	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	09.30.24
Land	-	-	30,249	419	(2,313)	(2,749)	2,749	(3,927)	24,428
Buildings, facilities and improvements (2)	-	-	3,093,021	627,955	(397,349)	(102,446)	236,080	(65,185)	3,392,076
Machinery and equipment	-	-	214,509	15,911	(24,833)	(15,927)	15,927	(92,920)	112,667
Vehicles	-	-	122,354	84,428	(71,030)	(10,551)	10,551	(7,094)	128,658

	9.8%	6.4	3,460,133	728,713	(495,525)	(131,673)	265,307	(169,126)	3,657,829

Current			835,154						877,120
Non-current			2,624,979						2,780,709
(1)	Weighted average maturity in years.
(2)	Includes the amount of R$2,343,386 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated on December 31, 2023) referring to the right of use identified on integrated producers contracts.
		Consolidated
	Weighted average interest rate (p.a.)	WAM (1)	12.31.23	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	09.30.24
Land	-	-	106,695	419	(4,195)	(7,002)	7,002	(3,927)	9,396	108,388
Buildings, facilities and improvements (2)	-	-	3,174,862	660,386	(445,817)	(107,198)	240,832	(70,593)	9,747	3,462,219
Machinery and equipment	-	-	225,272	29,187	(28,308)	(17,681)	17,681	(92,964)	(253)	132,934
Vehicles	-	-	215,018	310,919	(156,797)	(20,387)	20,387	(91,898)	19,789	297,031
	9.6%	6.3	3,721,847	1,000,911	(635,117)	(152,268)	285,902	(259,382)	38,679	4,000,572

Current			944,326							1,026,032
Non-current			2,777,521							2,974,540
(1)	Weighted average maturity in years.

(2)      Includes the amount of R$2,343,386 in the Parent Company and in the Consolidated (R$1,984,044 in the Parent Company and in the Consolidated on December 31, 2023) referring to the right of use identified on integrated producers contracts.

17.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	09.30.24	09.30.24
Current	877,120	1,026,032
Non-current	2,780,709	2,974,540
2025	170,293	186,095
2026	612,795	660,428
2027	525,172	560,819
2028	362,058	392,274
2029 onwards	1,110,391	1,174,924
	3,657,829	4,000,572

72

Interim Financial Information, Individual and Consolidated | September 30, 2024

17.4.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items not capitalized, including low-value assets, short-term leases and leases with variable payments.

	Parent Company		Consolidated
	2024		2024
	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Variable payments not included in the lease liabilities	1,662	3,425	10,335	29,645
Expenses related to short-term leases	3,978	13,332	6,925	30,436
Expenses related to low-value assets	1,710	6,362	1,726	6,503
	7,350	23,119	18,986	66,584
18.	Share-based payment

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2023 (note 18).

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

07/01/21	07/01/24 (2)	2,883,737	-	28.58
07/01/22	07/01/25	4,703,472	1,162,151	14.11
06/01/23	06/01/26	4,758,877	3,113,413	7.38
07/01/23	07/01/26	2,108,504	1,251,181	8.98
04/01/24	04/01/27	2,323,377	2,323,377	16.35
07/01/24	07/01/27	1,086,352	1,074,435	19.54
		17,864,319	8,924,557
(1)	Amounts expressed in Brazilian Reais.
(2)	The shares were delivered on July 01, 2024.

The rollforward of the granted options and shares for the year ended on September 30, 2024, is presented as follows:

73

Interim Financial Information, Individual and Consolidated | September 30, 2024

Consolidated

Outstanding stocks as of December 31, 2023	9,234,128
Exercised / Delivered	(3,189,070)
Granted
Restricted stocks - April 2024	2,323,377
Restricted stocks - July 2024	1,086,352
Forfeiture (1) :
Restricted stocks – grant of July, 2024	(11,917)
Restricted stocks – grant of July, 2023	(188,480)
Restricted stocks – grant of June, 2023	(496,868)
Restricted stocks – grant of July, 2022	(225,287)
Restricted stocks – grant of July, 2021	(71,581)
True up:
Performance stocks	463,903
Outstanding stocks as of September 30, 2024	8,924,557
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$186,502 (R$203,374 as of December 31, 2023) and in the amount of R$42,931 under non-current liabilities (R$19,821 of December 31, 2023). In the statement of income for the nine-month period ended on September 30, 2024 the amount recognized as expense was R$83,144 in the Parent Company and R$98,844 in the Consolidated (R$26,477 in the Parent Company and R$29,538 in the Consolidated in the same period of the previous year) and for the three-month ended September 30, 2024 the amount recognized as expense was R$15,773 in the Parent Company and R$26,126 in the Consolidated (R$14,377in the Parent Company and R$16,619 in the Consolidated in the same period of the previous year).

19.	Employees benefits

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2023 (note 19) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	09.30.24	12.31.23	09.30.24	12.31.23
Medical assistance	70,171	65,522	70,946	66,245
F.G.T.S. Penalty (1)	74,786	70,535	74,786	70,535
Award for length of service	134,161	125,991	134,161	125,991
Other (2)	65,391	61,577	314,728	278,050
	344,509	323,625	594,621	540,821

Current	58,894	58,894	86,418	86,423
Non-current	285,615	264,731	508,203	454,398
(1)	FGTS – Government Severance Indemnity Fund for Employees.
(2)	Includes retirement bonus, life insurance and liabilities related to subsidiaries located abroad, if certain conditions are met upon termination, in accordance with the legislation of each country.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

20.      Provision for tax, civil and labor risks

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include tax, social security, labor, civil, environmental, administrative and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, labor, civil, environmental, administrative and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks, classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					09.30.24
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	321,124	430,420	349,255	58,941	1,159,740
Additions	112,223	219,013	33,249	-	364,485
Reversals	(111,764)	(87,351)	(37,399)	(4,645)	(241,159)
Payments	(87,541)	(161,039)	(19,264)	-	(267,844)
Interest	26,515	48,842	16,530	-	91,887
Ending balance	260,557	449,885	342,371	54,296	1,107,109

Current					661,383
Non-current					445,726

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.
	Consolidated
					09.30.24
	Tax	Labor	Civil and other	Contingent liabilities (1)	Total
Beginning balance	321,995	435,929	352,414	92,832	1,203,170
Additions	113,701	221,599	35,962	-	371,262
Reversals	(111,764)	(89,122)	(37,548)	(4,644)	(243,078)
Payments	(87,541)	(161,039)	(19,264)	-	(267,844)
Interest	26,584	49,004	16,791	-	92,379
Exchange rate variation	(1)	(76)	(5)	-	(82)
Ending balance	262,974	456,295	348,350	88,188	1,155,807

Current					665,427
Non-current					490,380

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On September 30, 2024, the total amount of contingencies classified as possible was R$21,114,858 (R$18,627,512 on December 31, 2023) and have the same characteristics of those disclosed on December 31, 2023 financial statements and on September 30, 2024. Of these, R$18,526,925 (R$16,082,532 as of December 31, 2023) are of a tax nature, R$333,835 and (R$304,133 as of December 31, 2023) labor nature and R$2,254,098 (R$2,240,847 as of December 31, 2023) civil and other nature, and, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$88,188 (R$92,832 as of December 31, 2023).

75

Interim Financial Information, Individual and Consolidated | September 30, 2024

21.	Equity
21.1.	Capital Stock

On September 30, 2024, the subscribed and paid capital of the Company was R$13,653,418, which is composed of 1,682,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$304,262.

21.1.1.	Rollforward of outstanding shares

Outstanding shares are determined by the number of common shares reduced by the number of shares held in treasury.

		Parent company
Quantity of outstanding of shares
	09.30.24	12.31.23
Beginning balance	1,678,656,067	1,078,116,849
Repurchase of shares	(42,512,800)	-
Issue of shares on 07.13.23	-	600,000,000
Delivery of restricted shares	2,023,208	539,218
Ending balance	1,638,166,475	1,678,656,067

21.2.	Capital reserves and other equity transactions

The capital reserves contemplate the balances related with results on the sale, issue and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	09.30.24	12.31.23
Capital reserves	2,763,364	2,763,364
Other equity transactions	(86,978)	(70,106)
Share-based payments	186,502	203,374
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
21.3.	Treasury shares

The rollforward in treasury shares in the period ended September 30, 2024, is presented below:

76

Interim Financial Information, Individual and Consolidated | September 30, 2024

		Parent company
Quantity of outstanding of shares
	09.30.24	12.31.23
Shares at the beggining of the period	3,817,179	4,356,397
Repurchase of shares	42,512,800	-
Delivery of restricted shares	(2,023,208)	(539,218)
Shares at the end of the period (1)	44,306,771	3,817,179
(1)	Treasury shares are registered at an average cost, in units of Reais, of R$20,35 per share.

21.4.	Repurchase of shares

On December 7, 2023, the Company's Board of Directors approved the creation of a program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program I”), which was completed on April 4, 2024.

On May 7, 2024, the Company's Board of Directors approved the creation of a new program for the acquisition of shares issued by the Company up to the limit of 14,000,000 common shares, within a maximum period of 18 months (“Program II”).

On August 14, 2024 the Company's Board of Directors authorized the acquisition of up to an additional 17,000,000 shares in addition to the amount already repurchased by the Company, with the other conditions of the Repurchase Program II remaining unchanged.

The share repurchase was as follows:

77

Interim Financial Information, Individual and Consolidated | September 30, 2024

	2024
	Jan - mar	Apr - jun	Jul - sep	Total
Program I
Number of shares acquired	10,219,600	3,780,400	-	14,000,000
Average unit price (in units of reais)	13.22	16.15	-	14.01
Total value	135,095	61,042	-	196,137

Program II
Number of shares acquired	-	8,131,900	20,380,900	28,512,800
Average unit price (in units of reais)	-	18.71	24.33	22.73
Total value	-	152,138	495,847	647,985

Total
Number of shares acquired	10,219,600	11,912,300	20,380,900	42,512,800
Average unit price (in units of reais)	13.22	17.90	24.33	19.86
Total value	135,095	213,180	495,847	844,122

78

Interim Financial Information, Individual and Consolidated | September 30, 2024

22.	Earnings (loss) per share
	2024		2023
	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Basic numerator
Net income (loss) for the period attributable to controlling shareholders	1,024,556	2,517,301	(387,014)	(2,779,941)
Basic denominator
Common shares	1,682,473,246	1,682,473,246	1,682,473,246	1,682,473,246
Weighted average number of outstanding shares - basic	1,660,104,971	1,660,104,971	1,599,535,188	1,252,578,457
Net income (loss) per share basic - R$	0.62	1.52	(0.24)	(2.22)

Diluted numerator
Net income (loss) for the period attributable to controlling shareholders	1,024,556	2,517,301	(387,014)	(2,779,941)

Diluted denominator
Weighted average number of outstanding shares - basic	1,660,104,971	1,660,104,971	1,599,535,188	1,252,578,457
Number of potential shares	1,761,098	1,761,098	-	-
Weighted average number of outstanding shares - diluted	1,661,866,069	1,661,866,069	1,599,535,188	1,252,578,457
Net income (loss) per share diluted - R$	0.62	1.51	(0.24)	(2.22)

23.	Financial instruments and risk management
23.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy. The Risk Policy was approved by the Board of Directors on December 7, 2023, valid until the end of 2024 and is available at the Company’s website.

The Company’s risk management strategy, guided by the Risk Policy, has as main objectives:

»	To protect the Company’s operating and financial results, as well as its equity from adverse changes in the market prices, particularly commodities, foreign exchange and interests;
»	To protect the Company against counterparty risks in existing financial operations as well as to establish guidelines for sustaining the necessary liquidity to fulfil its financial commitments;
»	To protect the cash of Company against price volatilities, adverse conditions in the markets in which the Company acts and adverse conditions in its production chain.

The Risk Policy defines the governance of the bodies responsible for the execution, tracking and approval of the risk management strategies, as well as the limits and instruments that can be used.

Additionally, the Management of the Company approved the following policies on November 10, 2021, which are available at the Company’s website:

79

Interim Financial Information, Individual and Consolidated | September 30, 2024

»	Financial Policy, which aims to: (i) establish guidelines for the management of the Company's financial debt and capital structure; and (ii) guide the Company's decision-making in connection with cash management (financial investments).
»	Profit Allocation Policy, which aims to establish the practices adopted by the Company regarding the allocation of its profits, providing, among others, the periodicity of payment of dividends and the baseline used to establish the respective amount.

i) Indebtedness

The ideal capital structure definition at BRF is essentially associated with (i) strong cash position as a tolerance factor for liquidity shocks, which includes minimum cash analysis; (ii) net indebtedness; and (iii) minimization of the capital opportunity cost.

On September 30, 2024, the non-current consolidated gross debt, as presented below, represented 94.95% (87.65% as of December 31, 2023) of the total gross debt, which has an average term higher than eight years and six months

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	09.30.24			12.31.23
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(586,198)	(10,232,674)	(10,818,872)	(11,093,385)
Local currency loans and borrowings	(431,121)	(8,293,107)	(8,724,228)	(9,002,163)
Derivative financial instruments, net	60,452	532,194	592,646	502,293
Gross debt	(956,867)	(17,993,587)	(18,950,454)	(19,593,255)

Cash and cash equivalents	10,722,356	-	10,722,356	9,264,664
Marketable securities	86,544	1,200,903	1,287,447	767,873
Restricted cash	14,521	59,901	74,422	86,209
	10,823,421	1,260,804	12,084,225	10,118,746
Net debt	9,866,554	(16,732,783)	(6,866,229)	(9,474,509)

ii) Derivative financial instruments

Summarized financial position of derivative financial instruments, that aim to protect the risks described below:

80

Interim Financial Information, Individual and Consolidated | September 30, 2024

		Parent company		Consolidated
	Note	09.30.24	12.31.23	09.30.24	12.31.23
Assets
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	116,292	-	116,292	-
Foreign exchange risk on operating income	23.2.1 ii)	101,243	103,558	101,243	103,558
Commodities price risk	23.2.2	41,815	5,510	41,815	5,510
Interest rate risk	23.2.3	449,951	529,830	449,951	529,830
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	285	154	285	154
		709,586	639,052	709,586	639,052

Current assets		139,366	109,222	139,366	109,222
Non-current assets		570,220	529,830	570,220	529,830

Liabilities
Designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	-	(52,149)	-	(52,149)
Foreign exchange risk on operating income	23.2.1 ii)	(66,857)	(7,600)	(66,857)	(7,600)
Commodities price risk	23.2.2	(10,534)	(14,363)	(10,534)	(14,363)
Interest rate risk	23.2.3	(38,131)	-	(38,131)	-
Not designated as hedge accounting
Foreign exchange risk on statement of financial position	23.2.1 i)	(1,418)	(59,819)	(1,418)	(62,647)
		(116,940)	(133,931)	(116,940)	(136,759)

Current liabilities		(78,914)	(74,112)	(78,914)	(76,940)
Non-current liabilities		(38,026)	(59,819)	(38,026)	(59,819)

Position of derivative financial instruments - net		592,646	505,121	592,646	502,293

iii) Financial commitments

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	09.30.24
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	16,892,608	27,105,004	1,681,835	198,802	1,692,637	3,311,746	1,849,276	18,370,708
Principal		17,115,426	622,909	-	662,909	2,341,081	1,031,992	12,456,535
Interest		9,989,578	1,058,926	198,802	1,029,728	970,665	817,284	5,914,173
Trade accounts payable	12,405,088	12,572,259	12,552,355	6,194	13,710	-	-	-
Lease liabilities	3,657,829	4,720,399	937,203	194,422	747,547	684,541	504,256	1,652,430
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	38,131	38,131	60	257	809	1,066	1,134	34,805
Foreign exchange risk	66,857	66,857	66,857	-	-	-		-
Commodities price risk	10,534	10,534	10,534	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	1,418	1,418	1,418	-	-	-	-	-

81

Interim Financial Information, Individual and Consolidated | September 30, 2024

	Consolidated
	09.30.24
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2025	2026	2027	2028	2029 onwards
Non derivative financial liabilities
Loans and borrowings	19,543,100	30,017,442	2,057,715	203,044	4,220,782	3,315,917	1,849,276	18,370,708
Principal		19,790,476	852,236	3,302	3,102,029	2,344,382	1,031,992	12,456,535
Interest		10,226,966	1,205,479	199,742	1,118,753	971,535	817,284	5,914,173
Trade accounts payable	13,545,940	13,720,521	13,700,617	6,194	13,710	-	-	-
Lease liabilities	4,000,572	5,140,243	1,096,315	212,463	805,655	731,006	546,339	1,748,465
Derivative financial liabilities
Financial instruments designated hedge accounting for protection of:
Interest rate risk	38,131	38,131	60	257	809	1,066	1,134	34,805
Foreign exchange risk	66,857	66,857	66,857	-	-	-	-	-
Commodities price risk	10,534	10,534	10,534	-	-	-	-	-
Financial instruments not designated as hedge accounting for protection of:
Foreign exchange risk	1,418	1,418	1,418	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

23.2.	Market risk management
23.2.1.	Foreign exchange risk

The risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues, or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

i) Statement of financial position exposure

The Risk Policy regarding statement of financial position exposure has the objective to balance assets and liabilities denominated in foreign currencies, hedging the Company’s statement of financial position by using natural hedges, over-the-counter derivatives and exchange traded futures.

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	09.30.24	12.31.23
Cash and cash equivalents	3,316,443	2,970,268
Trade accounts receivable	5,393,800	4,788,635
Trade accounts payable	(1,227,891)	(1,195,133)
Loans and borrowings	(8,527,277)	(8,715,484)
Other assets and liabilities, net	350,465	(30,310)
Exposure of assets and liabilities in foreign currencies	(694,460)	(2,182,024)
Derivative financial instruments (hedge)	1,144,101	2,033,346
Exposure in result, net	449,641	(148,678)

82

Interim Financial Information, Individual and Consolidated | September 30, 2024

The net exposure in Reais is mainly composed of the following currencies:

Net Exposure (1)	09.30.24	12.31.23
U.S. Dollars (USD)	440,524	(513,164)
Euros (EUR)	(164,594)	(25,050)
Yen (JPY)	(462)	(1,241)
Angolan kwanza (AOA)	28,756	97,368
Turkish Liras (TRY)	87,458	76,439
Argentinian Peso (ARS)	(2,547)	(3,146)
Chilean Pesos (CLP)	60,506	220,116
Total	449,641	(148,678)
(1)	The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized as Financial Expenses in the Consolidate an income of foreign exchange of derivatives of R$234,812 for the nine-month period ended on September 30, 2024 (expense of R$233,395 in the same period of the previous year), and for the three-month period ended September 30, 2024, an income of R$30,891 (income of R$128,117 in the same period of the previous year). The exchange rate variation of assets and liabilities generated an expense in the Consolidate of R$57,178 for the nine-month period ended on September 30, 2024 (income of R$82,742 in the same period of the previous year) and for the three-month period ended September 30, 2024 was R$105,345 (expense of R$200,917 in the same period of the previous year).

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on September 30, 2024 and are set forth below:

09.30.24
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company and consolidated
Non-deliverable forward	USD	CLP	4th Qtr. 2024	CLP	25,000	901.3250	(701)
Futures	BRL / USD	USD / BRL	4th Qtr. 2024	USD	(50,000)	5.4481	(432)

							(1,133)

09.30.24
Cash flow hedge - Derivative instruments	Hedged object	Maturity	Asset	Liability	Notional		Instrument	Fair value (1)
Parent company and consolidated
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	86.52% CDI	USD	145,000	56,765	12,849
FX and interest rate swap	USD debt	3rd Qtr. 2026	FX + 4.35% p.a.	CDI - 0.51%	USD	115,000	59,527	9,390

						260,000	116,292	22,239
(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

83

Interim Financial Information, Individual and Consolidated | September 30, 2024

ii) Operating income exposure

The Risk Policy regarding operating income exposure has the objective to hedge revenues and costs denominated in foreign currencies. The Company is supported by internal models to measure and monitor these risks, and uses financial instruments for hedging, designating the relations as cash flow hedges.

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure.

As a result of this protection strategy the Company recognized in the Consolidate Net Revenue an expense of R$82,219 for the nine-month period ended on September 30, 2024 (income of R$246,320 in the same period of the previous year) and for the three-month period ended September 30, 2024, an expense of R$88,838 (income of R$90,419 in the same period of the previous year).

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on September 30, 2024 are set forth below:

09.30.24
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2024	USD	278,500	5.4869	2,050
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2025	USD	155,500	5.5353	(3,098)
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2025	USD	84,000	5.6083	(2,607)
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2025	USD	35,000	5.9529	6,905
Collar	USD Exports	BRL	USD	4th Qtr. 2024	USD	295,500	5.6180	26,930
Collar	USD Exports	BRL	USD	1st Qtr. 2025	USD	52,500	5.6669	4,206
						901,000		34,386

(1)	Correspond to the not realized portion of the hedge which is registered in Other comprehensive income.

iii) Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure.

As a result of this strategy, the Company recognized expense of R$151,107, net of income tax, under Other comprehensive income for the nine-month period ended on September 30, 2024 (income of R$103,587 in the same period of the previous year) and for the three-month period ended September 30, 2024, an income of R$29,011 (expense of R$49,222 in the same period of the previous year).

The non-derivative financial instruments designated as net investment hedge instruments on September 30, 2024 are set forth below:

84

Interim Financial Information, Individual and Consolidated | September 30, 2024

09.30.24
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Exchange variation (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2050	USD (2)	44,158	3.7649	(109,204)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2050	USD (2)	88,552	3.7649	(149,932)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2050	USD (2)	53,446	3.7649	(102,617)
Bond - BRF SA BRFSBZ 4.35	BRF Foods GmbH	USD	3rd Qtr. 2050	USD (3)	170,721	5.1629	(70,455)
Bond - BRF SA BRFSBZ 4.35	Al-Wafi Al-Takamol International for Foods Products	USD	3rd Qtr. 2050	USD (3)	23,426	5.1629	(5,576)
					380,303		(437,784)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	Designated on August 1st, 2019.
(3)	Designated on November 9, 2022.
23.2.2.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Risk Policy establishes coverage limits to the flow of purchases of corn, meal and soy, soybeans and soybean oil with the purpose of reducing the impact due to a price increase of these raw materials. The hedge may be reached using derivatives or by inventory management.

As a result of this protection strategy the Company recognized in the Consolidate Cost of goods sold an expense of R$123,566 for the nine-month period ended on September 30, 2024 (income of R$26,534 in the same period of the previous year) and for the three-year ended September 30, 2024, an income of R$9,561 (income of R$7,227 in the same period of the previous year).

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance.

The financial instruments designated as cash flow hedges for the variable commodities price exposure on September 30, 2024, are set forth below:

09.30.24
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2025	79,999	ton	353.47	11,129
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2025	59,999	ton	356.55	6,615
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2025	40,000	ton	358.51	3,976
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	4th Qtr. 2024	9,998	ton	378.46	895
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	1st Qtr. 2025	4,999	ton	383.71	435
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2025	12,998	ton	960.66	182
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2025	20,000	ton	341.72	2,797
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2025	30,000	ton	347.52	3,084
Collar - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2024	95,002	ton	181.59	(3,786)
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2025	20,003	ton	177.85	(438)
Collar - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2024	172,800	ton	1,102.86	2,019
				545,798			26,908
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on September 30, 2024, are set forth below:

85

Interim Financial Information, Individual and Consolidated | September 30, 2024

09.30.24
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4rd Qtr. 2024	3,201	ton	445.79	875
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2025	38,298	ton	409.09	1,872
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2025	9,001	ton	185.42	564
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2025	8,217	ton	191.15	613
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2024	13,500	ton	1,131.67	(58)
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2025	1,215	ton	1,193.06	(4)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2025	85,995	ton	1,085.47	688
				159,427			4,550
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

The Company assessed that part of its cost, future physical purchases of commodities in dollars, also generates foreign exchange exposure and therefore contracted the following derivatives and designated them as fair value hedges:

09.30.24
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2024	USD	178	5.2386	(46)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2025	USD	15,823	5.5465	(131)
						16,001		(177)

The outstanding and settled derivative instruments of commodity risk hedging strategies represent effects on the balance sheet of: i) the Inventories item in the Consolidated in the debit amount of R$11,666 on September 30, 2024 (R$95,986 debit on December 31, 2023); ii) the other comprehensive income item in the credit amount of R$25,121 on September 30, 2024 (R$322 credit on December 31, 2023).

23.2.3.	Interest rate risk

The interest rate risk may cause economic losses to the Company resulting from volatility in interest rates that affect its assets and liabilities.

The Company’s Risk Policy does not restrict exposure to different interest rates, neither establishes limits for fixed or floating rates. However, the Company continually monitors the market interest rates in order to evaluate any need to enter into hedging transactions to protect from the volatility of such rates and manage the mismatch between its financial assets and liabilities.

As a result of this protection strategy the Company recognize in the Consolidated Financial Income and Expenses an expense of R$279,021 for the nine-month period ended on September 30, 2024 (income of R$77,797 in the same period of the previous year). And for the three-month period ended September 30, 2024 an expense of R$81,297 (expense of R$185,122 in the same period of the previous year).

The derivative financial instruments used to hedge the exposure to interest rates as of September 30, 2024 are presented in the table below:

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09.30.24
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.57% p.a.	200,000	BRL	27,803	(475)
Interest rate swap	Debenture - 1st issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	100% of CDI	200,000	BRL	21,940	764
Interest rate swap	Debenture - 2nd issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.20% p.a.	400,000	BRL	73,400	(33,882)
Interest rate swap	Debenture - 2nd issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	595,000	BRL	87,216	(123,270)
Interest rate swap	Debenture - 3rd issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% a.a.	1,000,000	BRL	121,548	(31,111)
Interest rate swap	Debenture - 1st issue - 1ª series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% of CDI	990,000	BRL	118,045	47,695
Interest rate swap	Debenture - 5th issue IPCA + 7.23%	2nd Qtr. 2034	IPCA + 7.23% a.a.	CDI + 0.98% a.a.	935,000	BRL	(22,573)	2,508
Interest rate swap	Debenture - 5th issue PRÉ + 12.92%	2nd Qtr. 2031	PRÉ 12.92% a.a.	CDI + 0.89% a.a.	925,000	BRL	(15,559)	(4,891)
					5,245,000		411,820	(142,662)
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
23.3.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

23.3.1.	Credit risk in accounts receivable

The credit risk associated with trade accounts receivable is actively managed through specific systems and is supported by internal policies for credit analysis. The significant level of diversification and geographical dispersion of the customer portfolio significantly reduces the risk. However, the Company chooses to complement the risk management by contracting insurance policies for specific markets. The impairment of these financial assets is carried out based on expected credit losses.

23.3.2.	Counterparty credit risk

The credit risk associated with marketable securities, cash and cash equivalents and derivative instruments in general is directed to counterparties with Investment Grade ratings. The maintenance of assets with counterparty risk is constantly assessed according to credit ratings and the Company’s portfolio concentration, aligned with the applicable impairment requisites.

23.4.	Capital management and liquidity risk

The Company is exposed to liquidity risk as far as it needs cash or other financial assets to settle its obligations in the respective terms. The Company’s cash and liquidity strategy takes into consideration

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Interim Financial Information, Individual and Consolidated | September 30, 2024

historical volatility scenarios of results as well as simulations of sectorial and systemic crisis. It is grounded on allowing resilience in scenarios of capital restriction.

23.5.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results, for which it uses derivative financial instruments to protect, are the volatility of commodities prices, foreign exchange rates and interest rates.

For the probable scenario of commodities, Management uses as a reference the future value of assets on September 30, 2024 and therefore understands that there will be no changes in the results of operations. As for the exchange rate, Management uses the Focus report for the American Dollar as a reference inserting the quotes for the current and subsequent years. The likely scenario for other currencies is determined based on the US Dollar parity.

In the possible and remote scenarios, both positive and negative variations of 15% and 30% respectively were considered in both cases from the probable scenario. Such sensitivity scenarios originate from information and assumptions used by Management in monitoring the previously mentioned risks.

The information used in the preparation of the analysis is based on the position as of September 30, 2024, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Balance	- 30%	- 15%		+ 15%	+ 30%
USD	3.7538	4.5581	5.3625	6.1669	6.9713

Monetary assets and liabilities	261,170	137,182	13,195	(110,793)	(234,781)
Derivative instruments - not designated	(398,172)	(209,144)	(20,116)	168,912	357,940
Net effect	(137,002)	(71,962)	(6,921)	58,119	123,159

EUR	4.1819	5.0780	5.9741	6.8703	7.7664

Monetary assets and liabilities	51,233	26,942	2,650	(21,641)	(45,933)
Net effect	51,233	26,942	2,650	(21,641)	(45,933)

JPY	0.0261	0.0317	0.0373	0.0429	0.0485

Monetary assets and liabilities	145	76	8	(60)	(128)
Net effect	145	76	8	(60)	(128)

TRY	0.1098	0.1333	0.1568	0.1803	0.2038

Monetary assets and liabilities	(27,196)	(14,283)	(1,369)	11,544	24,458
Net effect	(27,196)	(14,283)	(1,369)	11,544	24,458

AOA	0.0040	0.0048	0.0056	0.0065	0.0073

Monetary assets and liabilities	(8,957)	(4,714)	(472)	3,771	8,014
Net effect	(8,957)	(4,714)	(472)	3,771	8,014

ARS	0.0039	0.0047	0.0055	0.0064	0.0072

Monetary assets and liabilities	789	412	36	(341)	(718)
Net effect	789	412	36	(341)	(718)

CLP	0.0042	0.0051	0.0060	0.0069	0.0078

Monetary assets and liabilities	(61,199)	(32,161)	(3,123)	25,915	54,953
Derivative Instruments - Not designated	42,374	22,268	2,162	(17,944)	(38,050)
Net effect	(18,825)	(9,893)	(961)	7,971	16,903

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.7538	4.5581	5.3625	6.1669	6.9713

Revenue in USD	(1,526,609)	(801,867)	(77,126)	647,616	1,372,358
NDF	936,976	492,156	47,337	(397,483)	(842,302)
Collar	441,849	229,896	18,262	(163,444)	(443,366)
Net effect	(147,784)	(79,815)	(11,527)	86,689	86,690

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Interim Financial Information, Individual and Consolidated | September 30, 2024

	Scenario
	Remote	Possible	Probable	Possible	Remote
Exchange rate - Operating results	- 30%	- 15%		+ 15%	+ 30%
USD	3.7538	4.5581	5.3625	6.1669	6.9713

Cost of Sales	(27,113)	(14,241)	(1,370)	11,502	24,373
NDF	27,113	14,241	1,370	(11,502)	(24,373)
Net effect	-	-	-	-	-

	Scenario
	Remote	Possible	Probable	Possible	Remote
Operating results - Commodities	- 30%	- 15%		+ 15%	+ 30%
Soy Grain - CBOT	279	339	399	459	518

Cost of Sales	(3,171)	(1,585)	-	1,585	3,171
NDF	3,171	1,585	-	(1,585)	(3,171)
Net effect	-	-	-	-	-

Soybean meal - CBOT	265	322	379	435	492

Cost of sales	26,121	13,060	-	(13,060)	(26,121)
Collar	(4,157)	(1,315)	-	2,841	5,683
NDF	(20,438)	(10,219)	-	10,219	20,438
Net effect	1,526	1,526	-	-	-

Soybean oil - CBOT	674	819	963	1,108	1,252

Cost of sales	3,756	1,878	-	(1,878)	(3,756)
NDF	(3,756)	(1,878)	-	1,878	3,756
Net effect	-	-	-	-	-

Corn - CBOT	118	144	169	195	220

Cost of sales	4,965	2,483	-	(2,483)	(4,965)
Collar	(5,662)	(2,758)	-	1,011	3,569
NDF	905	453	-	(453)	(905)
Net effect	208	178	-	(1,925)	(2,301)

Corn - B3	803	975	1,147	1,319	1,491

Cost of sales	29,445	14,723	-	(14,723)	(29,445)
Collar	(37,167)	(8,555)	-	23,276	53,054
Future	29,895	14,948	-	(14,948)	(29,895)
Net effect	22,173	21,116	-	(6,395)	(6,286)

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Interim Financial Information, Individual and Consolidated | September 30, 2024

23.6.	Financial instruments by category
	Parent company
	09.30.24
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
Assets
Cash and bank	437,266	-	-	437,266
Cash equivalents	-	-	4,010,018	4,010,018
Marketable securities	-	922,937	52,458	975,395
Restricted cash	33,322	-	-	33,322
Trade accounts receivable	4,145,613	-	253,265	4,398,878
Notes receivables	41,349	-	-	41,349
Derivatives not designated	-	-	285	285
Derivatives designated as hedge accounting (1)	-	-	709,301	709,301

Liabilities
Trade accounts payable	(12,405,088)	-	-	(12,405,088)
Loans and borrowings (2)	(10,840,547)	-	(6,052,061)	(16,892,608)
Derivatives not designated	-	-	(1,418)	(1,418)
Derivatives designated as hedge accounting (1)	-	-	(115,522)	(115,522)
	(18,588,085)	922,937	(1,143,674)	(18,808,822)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
	Consolidated
	09.30.24
	Amortized cost	FVTOCI (3)	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	1,681,974	-	-	1,681,974
Cash equivalents	-	-	9,040,382	9,040,382
Marketable securities	246,008	936,557	104,882	1,287,447
Restricted cash	74,422	-	-	74,422
Trade accounts receivable	4,531,961	-	253,265	4,785,226
Notes receivables	41,349	-	-	41,349
Derivatives not designated	-	-	285	285
Derivatives designated as hedge accounting (1)	-	-	709,301	709,301

Liabilities
Trade accounts payable	(13,545,940)	-	-	(13,545,940)
Loans and borrowings (2)	(13,491,039)	-	(6,052,061)	(19,543,100)
Derivatives not designated	-	-	(1,418)	(1,418)
Derivatives designated as hedge accounting (1)	-	-	(115,522)	(115,522)
	(20,461,265)	936,557	3,939,114	(15,585,594)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

23.7.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 - Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds.
»	Level 2 - Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates.
»	Level 3 - Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments accounted at fair value by measurement hierarchy. For the nine-month period ended on September 30, 2024, there were no changes among the 3 levels of hierarchy.

	Parent company
	09.30.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Treasury national notes	922,937	-	922,937	-	-	-
Fair value through profit and loss
Savings account and overnight	2,864	-	2,864	11,359	-	11,359
Term deposits	-	-	-	-	-	-
Bank deposit certificates	-	4,003,514	4,003,514	-	4,438,970	4,438,970
Financial treasury bills	34,120	-	34,120	412,107	-	412,107
Investment funds	21,978	-	21,978	21,166	-	21,166
Trade accounts receivable	-	253,265	253,265	-	337,898	337,898
Derivatives	-	709,586	709,586	-	639,052	639,052
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(116,940)	(116,940)	-	(133,931)	(133,931)
Loans and borrowings	-	(6,052,061)	(6,052,061)	-	(5,021,342)	(5,021,342)
	981,899	(1,202,636)	(220,737)	444,632	260,647	705,279

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Interim Financial Information, Individual and Consolidated | September 30, 2024

	Consolidated
	09.30.24			12.31.23
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
National treasury notes	922,937	-	922,937	-	-	-
Stocks	13,620	-	13,620	12,103	-	12,103
Fair value through profit and loss
Savings account and overnight	2,864	-	2,864	17,570	-	17,570
Term deposits	4,006,440	-	4,006,440	2,758,300	-	2,758,300
Bank deposit certificates	-	4,211,908	4,211,908	-	4,876,861	4,876,861
Financial treasury bills	34,120	-	34,120	412,107	-	412,107
Off-shore notes	-	815,530	815,530	-	-	-
Investment funds	21,978	-	21,978	21,186	-	21,186
Trade accounts receivable	-	253,265	253,265	-	337,898	337,898
Derivatives	-	709,586	709,586	-	639,052	639,052
Other titles	52,424	-	52,424	35,751	-	35,751
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(116,940)	(116,940)	-	(136,759)	(136,759)
Loans and borrowings	-	(6,052,061)	(6,052,061)	-	(5,021,342)	(5,021,342)
	5,054,383	(178,712)	4,875,671	3,257,017	695,710	3,952,727

The fair value of financial instruments approximates the carrying value, except in the cases presented below, where bonds are stated based on observable prices in active markets and debentures are measured using discounted cash flows.

		Parent company and Consolidated
			09.30.24		12.31.23
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 7/8	USD	2030	(3,212,395)	(3,089,796)	(2,896,104)	(2,506,390)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,565,587)	(3,181,338)	(3,209,653)	(2,398,081)
Debenture - 1st issue	BRL	2026	(558,726)	(529,168)	(830,144)	(853,640)
Debenture - 2nd issue	BRL	1st serie 2027 and 2nd series 2030	(2,714,764)	(2,959,319)	(2,681,294)	(3,048,882)
Debenture - 3rd issue	BRL	2031	(1,193,194)	(1,193,194)	(1,214,044)	(1,214,044)
Debenture - 4rd issue	BRL	1st serie 2027 and 2nd series 2032	(1,109,073)	(1,182,945)	(1,908,952)	(2,032,361)
Debenture - 5rd issue	BRL	1st serie 2029, 2nd series 2031 and 3rd series 2034	(1,994,804)	(2,007,148)	-	-
Parent company			(14,348,543)	(14,142,908)	(12,740,191)	(12,053,398)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(1,607,644)	(1,574,668)	(1,453,805)	(1,360,530)
Consolidated			(15,956,187)	(15,717,576)	(14,193,996)	(13,413,928)

24.	Segment information

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other segments.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	In-natura: production and sale of whole poultry and cuts and pork and other cuts.
»	Semi-processed: production and sale of cooked and smoked, in natura foods.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

	Consolidated
	2024		2023
Net sales	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Brazil
In-natura	1,866,838	5,155,826	1,510,690	4,554,167
Semi-processed (1)	507,326	1,437,325	414,598	1,286,099
Processed	4,856,739	13,602,384	4,535,057	13,340,674
Other sales	9,013	78,327	95,251	287,534
	7,239,916	20,273,862	6,555,596	19,468,474

International
In-natura	6,111,975	17,873,257	5,522,430	14,985,569
Semi-processed (1)	179,417	474,570	89,618	258,242
Processed	974,807	2,648,716	779,701	2,304,301
Other sales	40,511	125,755	31,826	106,495
	7,306,710	21,122,298	6,423,575	17,654,607

Other segments	976,086	2,433,653	827,035	2,066,065
	15,522,712	43,829,813	13,806,206	39,189,146
(1)	The Company, during the first quarter of 2024, included a new type of products called “semi-processed”, thus, the 2023 numbers were restated.

The gross profit and income (loss) before financial results for each segment and for Corporate are set forth below:

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Interim Financial Information, Individual and Consolidated | September 30, 2024

						Consolidated
	Gross profit				Income (loss) before financial results and income taxes
		2024		2023		2024		2023
	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Brazil	1,959,391	5,428,408	1,453,743	3,872,936	781,240	1,951,899	367,261	746,358
Margin (%)	27.1%	26.8%	22.2%	19.9%	10.8%	9.6%	5.6%	3.8%
International	2,027,754	5,481,196	792,855	1,205,264	1,127,467	2,925,604	(68,590)	(1,286,133)
Margin (%)	27.8%	25.9%	12.3%	6.8%	15.4%	13.9%	-1.1%	-7.3%
Other segments	228,413	567,022	205,126	532,473	105,804	221,315	101,468	283,124
Margin (%)	23.4%	23.3%	24.8%	25.8%	10.8%	9.1%	12.3%	13.7%
Subtotal	4,215,558	11,476,626	2,451,724	5,610,673	2,014,511	5,098,818	400,139	(256,651)
Corporate	(5,074)	(111,888)	30,360	30,360	900	(127,823)	52,163	168,309
Total	4,210,484	11,364,738	2,482,084	5,641,033	2,015,411	4,970,995	452,302	(88,342)
Margin (%)	27.1%	25.9%	18.0%	14.4%	13.0%	11.3%	3.3%	-0.2%

The composition of selected items that were not allocated to the Company’s operating segments as they are not linked to its main activity and, therefore, were presented as Corporate is set forth below:

	Consolidated
	2024		2023
Corporate	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Results with sale and disposal of fixed assets	16,016	25,089	27,602	151,452
Reversal/(provision) for tax and civil contingencies	(6,630)	(25,405)	20,237	24,661
Expenses with demobilization	(1,668)	(8,432)	(1,954)	(597)
Weather events	(5,825)	(118,908)	-	-
Other	(993)	(167)	6,278	(7,207)
	900	(127,823)	52,163	168,309

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the nine-month period ended on September 30, 2024, and 2023.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	09.30.24	12.31.23	09.30.24	12.31.23	09.30.24	12.31.23
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,962,192	1,783,873	485,234	415,904	2,447,426	2,199,777
Other segments	456,802	455,567	474,871	474,871	931,673	930,438
	3,570,492	3,390,938	1,942,583	1,873,253	5,513,075	5,264,191

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

25.	Net sales
	Parent company				Consolidated
	2024		2023		2024		2023
	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Gross sales
Brazil	8,848,163	24,780,178	8,051,115	23,675,392	8,848,163	24,780,178	8,051,115	23,675,392
International	5,314,980	14,078,182	5,154,600	14,806,442	7,703,980	22,203,738	6,818,080	18,684,127
Other segments	744,015	1,801,082	607,123	1,482,455	1,130,618	2,872,905	977,570	2,498,701
	14,907,158	40,659,442	13,812,838	39,964,289	17,682,761	49,856,821	15,846,765	44,858,220

Sales deductions
Brazil	(1,608,247)	(4,506,315)	(1,495,519)	(4,206,918)	(1,608,247)	(4,506,316)	(1,495,519)	(4,206,918)
International	(80,328)	(120,575)	(28,808)	(79,645)	(397,270)	(1,081,440)	(394,505)	(1,029,520)
Other segments	(54,654)	(156,968)	(43,569)	(144,768)	(154,532)	(439,252)	(150,535)	(432,636)
	(1,743,229)	(4,783,858)	(1,567,896)	(4,431,331)	(2,160,049)	(6,027,008)	(2,040,559)	(5,669,074)

Net sales
Brazil	7,239,916	20,273,863	6,555,596	19,468,474	7,239,916	20,273,862	6,555,596	19,468,474
International	5,234,652	13,957,607	5,125,792	14,726,797	7,306,710	21,122,298	6,423,575	17,654,607
Other segments	689,361	1,644,114	563,554	1,337,687	976,086	2,433,653	827,035	2,066,065
	13,163,929	35,875,584	12,244,942	35,532,958	15,522,712	43,829,813	13,806,206	39,189,146

96

Interim Financial Information, Individual and Consolidated | September 30, 2024

26.	Expenses by nature

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
	2024		2023		2024		2023
	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Costs of sales
Raw materials and supplies	(6,733,911)	(19,200,694)	(7,059,604)	(21,151,829)	(8,168,574)	(23,283,672)	(8,451,024)	(25,114,651)
Salaries and employees benefits	(1,324,038)	(3,853,997)	(1,186,521)	(3,493,990)	(1,498,719)	(4,312,411)	(1,358,366)	(3,823,538)
Depreciation	(613,169)	(1,817,465)	(591,025)	(1,713,209)	(667,584)	(1,994,434)	(590,226)	(1,788,556)
Amortization	(26,033)	(77,088)	(26,510)	(78,681)	(50,636)	(154,658)	(51,030)	(153,228)
Other	(873,890)	(2,524,298)	(779,479)	(2,445,296)	(926,715)	(2,719,900)	(873,476)	(2,668,140)
	(9,571,041)	(27,473,542)	(9,643,139)	(28,883,005)	(11,312,228)	(32,465,075)	(11,324,122)	(33,548,113)

Sales expenses
Indirect and direct logistics expenses	(976,332)	(2,718,253)	(976,467)	(2,855,932)	(975,873)	(2,703,977)	(935,593)	(2,676,364)
Marketing	(195,425)	(529,120)	(144,963)	(427,254)	(256,304)	(675,200)	(188,053)	(547,514)
Salaries and employees benefits	(363,765)	(1,069,996)	(313,172)	(897,542)	(484,600)	(1,404,458)	(416,878)	(1,201,624)
Depreciation	(61,152)	(188,130)	(65,164)	(156,261)	(105,164)	(316,275)	(103,438)	(281,045)
Amortization	(14,866)	(44,195)	(14,604)	(43,859)	(19,239)	(57,083)	(19,427)	(58,679)
Other	(130,999)	(368,930)	(116,684)	(391,353)	(202,132)	(596,319)	(205,816)	(612,258)
	(1,742,539)	(4,918,624)	(1,631,054)	(4,772,201)	(2,043,312)	(5,753,312)	(1,869,205)	(5,377,484)

Administrative expenses
Salaries and employees benefits	(68,725)	(259,467)	(56,715)	(147,738)	(115,302)	(383,232)	(90,117)	(240,301)
Fees	(17,436)	(71,876)	(12,833)	(38,033)	(17,556)	(72,178)	(12,949)	(38,267)
Depreciation	(6,508)	(19,808)	(5,858)	(19,637)	(11,323)	(33,839)	(8,287)	(26,949)
Amortization	(268)	(2,351)	(14,671)	(37,265)	(4,273)	(15,513)	(18,772)	(46,941)
Other	(23,585)	(67,758)	(22,348)	(68,106)	(53,804)	(150,204)	(48,614)	(145,532)
	(116,522)	(421,260)	(112,425)	(310,779)	(202,258)	(654,966)	(178,739)	(497,990)

Impairment loss on trade receivables	21,535	(13,258)	(9,940)	(17,332)	21,895	(26,220)	(24,309)	(32,841)

Other operating income (expenses), net
Recovery of expenses	12,413	45,040	3,251	35,048	16,479	49,069	6,164	38,829
Civil and tax contingencies (assets or liabilities)	(6,913)	(35,680)	(4,399)	1,020	(7,365)	(37,894)	(5,285)	(1,551)
Gains (losses) on the disposal and write-off of non-financial assets	16,507	32,853	12,169	124,048	16,224	31,398	28,043	141,658
Other	5,700	3,055	8,654	(5,795)	7,415	8,352	13,266	603
	27,707	45,268	19,675	154,321	32,753	50,925	42,188	179,539

The Company incurred in expenses with internal research and development of new products of R$48,875 for the nine-month period ended on September 30, 2024 in the Parent Company and in the Consolidated (R$34,530 in the Parent Company and in the Consolidated in the same period of the previous year) and R$18,096 for the three-month period ended September 30, 2024, (R$12,082 in the Parent Company and in the Consolidated in the same period of the previous year).

97

Interim Financial Information, Individual and Consolidated | September 30, 2024

27.	Financial income (expenses)
	Parent company				Consolidated
	2024		2023		2024		2023
	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Financial income
Interest on cash and cash equivalents	124,678	265,783	132,445	242,218	238,041	545,697	209,697	403,349
Income with marketable securities	34,508	75,344	17,656	54,575	44,595	95,040	23,021	75,678
Fair value through profit and loss	34,508	75,344	17,656	54,575	34,508	75,167	17,656	54,576
Amortized cost	-	-	-	-	10,087	19,873	5,365	21,102
Interest on recoverable taxes	47,186	212,075	56,478	198,482	47,489	212,665	56,582	198,766
Interest and financial income on other assets	12,124	33,532	18,846	38,933	14,266	39,583	68,945	94,671
	218,496	586,734	225,425	534,208	344,391	892,985	358,245	772,464
Financial expenses
Interests on loans and borrowings	(438,229)	(1,275,149)	(450,594)	(1,474,555)	(492,207)	(1,433,741)	(533,112)	(1,669,083)
Interest with related parties	(207,278)	(402,167)	(117,840)	(345,309)	-	-	-	-
Interest on contingencies	(7,733)	(62,280)	(18,749)	(130,537)	(7,733)	(62,281)	(18,749)	(130,537)
Interest on leases	(89,531)	(265,306)	(86,514)	(212,893)	(96,988)	(286,139)	(91,657)	(228,684)
Interest on actuarial liabilities	(6,960)	(20,880)	(7,590)	(22,770)	(13,079)	(40,917)	(9,685)	(27,660)
Taxes on financial income	(10,373)	(29,017)	(10,707)	(26,031)	(10,801)	(31,162)	(13,964)	(31,235)
Adjustment to present value (2)	(219,671)	(593,167)	(285,729)	(816,583)	(193,629)	(515,931)	(276,160)	(803,478)
Other financial expenses	(63,750)	(238,485)	(58,031)	(241,461)	(105,078)	(343,206)	(93,506)	(333,884)
	(1,043,525)	(2,886,451)	(1,035,754)	(3,270,139)	(919,515)	(2,713,377)	(1,036,833)	(3,224,561)
Foreign exchange, prices and monetary variations
Exchange rate variation on monetary assets and liabilities and prices	(55,303)	(1,756,923)	(404,771)	928,747	(105,343)	(57,178)	(200,917)	82,742
Foreign exchange of derivatives	30,524	242,248	114,709	(283,179)	30,891	234,812	128,117	(233,395)
Interest and fair value of derivatives	(291)	(29,839)	(25,469)	(266,515)	(291)	(30,195)	(28,370)	(267,832)
Net Monetary Gains or Losses (1)	-	-	-	-	136,584	231,965	106,083	237,504
	(25,070)	(1,544,514)	(315,531)	379,053	61,841	379,404	4,913	(180,981)
	(850,099)	(3,844,231)	(1,125,860)	(2,356,878)	(513,283)	(1,440,988)	(673,675)	(2,633,078)
(1)	Effects of monetary correction resulting from operations in hyperinflationary economy.
(2)	The adjustment to present value considers the balances of trade accounts receivable and trade accounts payable and the rate used for the nine-month period ended on September 30, 2024, was 12.45% p.a. (14.18% p.a. in the same period of the previous year).

98

Interim Financial Information, Individual and Consolidated | September 30, 2024

28.	Related parties

The balances of the transactions with related parties are as follows:

							Parent company
	Accounts receivable		Trade accounts payable		Other rights		Advances and other liabilities
	09.30.24	12.31.23	09.30.24	12.31.23	09.30.24	12.31.23	09.30.24		12.31.23
Al Khan Foodstuff LLC ("AKF")	65,844	-	-	-	-	-	-		-
Al-Wafi Al-Takamol International for Foods Products	295,645	-	-	-	-	-	-		-
Al-Wafi Factory	96,659	-	-	-	-	-	-		-
Banvit	-	-		-	1,823	708	-		-
BRF Energia S.A.	236,650	-	(317,480)	(208,168)	-	-	-		-
BRF Foods GmbH		346,703	-	-	-	124	-		-
BRF Global GmbH	126,025	3,118,425	(3,201)	(2,527,079)	-	-	(4,740,506)	(1)	(4,807,979)
BRF Global Company South Africa Proprietary Ltd.	-	-	(768)	-	-	-	-		-
BRF GmbH	-	-	-	-	-	-	(1,473,839)	(2)	(1,300,782)
BRF Japan KK	-	-	(270)	-	-	-	-		-
BRF Korea LLC	-	-	(187)	-	-	-	-		-
BRF Kuwait Food Management Company WLL	19,140	-	-	-	-	-	-		-
BRF Shanghai Management Consulting Co. Ltd.	-	-	(1,994)	-	-		-		-
BRF Singapore Foods PTE Ltd.	-	-	(865)	-	-	-	-		(2,683)
Federal Foods LLC	92,813	-	-	-	-		-		-
Federal Foods Qatar	86,588	-	-	-	-		-		-
Hercosul Alimentos Ltda.	11,601	5,968	(295)	-	397	440	-		-
Hercosul International S.R.L.	19	19		(305)	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	43,562				-
Mogiana Alimentos S.A.	16,965	9,953	(7)	-	451	497	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	(2,705)		(3,247)
Sadia Chile S.A.	196,659	221,298	-	-	-	90	-		-
Sadia Uruguay S.A.	23,525	418	-	-	-	-	(42,282)		(57,567)
Marfrig Global Foods S.A.	16,733	7,945	(37,268)	(21,370)	426	-	(229)		-
Marfrig Chile S.A.	4,526	1,762	-	-	-	-	-		-
Quickfood S.A.	19,915	24,852	-	-	-	-	-		-
Dicasold S.A.	2,835	-	-	-	-	-	-		-
MFG Agropecuária Ltda.	-	1	-	-	-	-	-		-
Pampeano Alimentos S.A.	189	473	(119)	(112)	-	-	-		-
Total	1,355,893	3,737,817	(362,454)	(2,757,034)	3,097	1,859	(6,259,561)		(6,172,258)

99

Interim Financial Information, Individual and Consolidated | September 30, 2024

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other obligations with Related parties.
	Consolidated
	Accounts receivable		Trade accounts payable		Other rights	Advances and other liabilities
	09.30.24	12.31.23	09.30.24	12.31.23	09.30.24	09.30.24
Marfrig Global Foods S.A.	17,702	7,945	(37,268)	(24,838)	426	(229)
Marfrig Chile S.A.	4,526	2,563	-	(195)	-	-
Quickfood S.A.	19,915	24,852	-	-	-	-
Marfrig Alimentos S.A.	2,835	-	-	-	-	-
Weston Importers Ltd.	594	366	(9,237)	-	-	-
MFG Agropecuária Ltda.	-	1	-	-	-	-
Pampeano Alimentos S.A.	189	473	(119)	(112)	-	-
Total	45,761	36,200	(46,624)	(25,145)	426	(229)

100

Interim Financial Information, Individual and Consolidated | September 30, 2024

	Parent company
	Sales				Financial results, net				Purchases				Other operating income (expenses)
	2024		2023		2024		2023		2024		2023			2024
	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
AES Brasil	34,485	76,388	-	-	-	-	-	-	-	-	-	-	-	-
Al Khan Foodstuff LLC ("AKF")	89,444	90,447	-	-	-	-	-	-	-	-	-	-	-	-
Al-Wafi Al-Takamol International for Foods Products	469,404	479,430	-	-	-	-	-	-	-	-	-	-	-	-
Al-Wafi Factory	94,509	98,172	-	-	-	-	-	-	-	-	-	-	-	-
BRF Energia S.A.	-	-	-	-	-	-	-	-	(62,225)	(192,020)	(59,996)	(221,717)	-	-
BRF Global GmbH	456,169	7,485,689	4,514,835	13,938,236	(205,563)	(398,403)	(116,760)	(342,199)	-	-	-	-	-	-
BRF Japan	-	-	-	-	-	-	-	-	(430)	(766)	-	-	-	-
BRF Korea	-	-	-	-	-	-	-	-	(345)	(496)	-	-	-	-
BRF Kuwait Food Management Company WLL	95,143	96,247	-	-	-	-	-	-	-	-	-	-	-	-
BRF Shanghai	-	-	-	-	-	-	-	-	(1,519)	(1,930)	-	-	-	-
BRF Singapura	-	-	-	-	-	-	-	-	(2,562)	(3,471)	-	-	-	-
BRF South Africa	-	-	-	-	-	-	-	-	(751)	(969)	-	-	-	-
Federal Foods LLC	330,925	357,606	-	-	-	-	-	-	-	-	-	-	-	-
Federal Foods Qatar	88,142	88,460	-	-	-	-	-	-	-	-	-	-	-	-
Hercosul Alimentos Ltda.	10,152	27,072	2,011	17,319	-	-	-	-	-	-	-	-	-	-
Hercosul International S.R.L.	-	-	-	1,427	-	-	-	-	-	-	-	(2,286)	-	-
Joody Al Factory	44,292	44,292	-	-	-	-	-	-	-	-	-	-	-	-
Mogiana Alimentos S.A.	14,444	35,988	4,187	33,447	-	-	-	-	-	-	-	-	-	-
Partner companies	12,746	18,452	-	-	-	-	-	-	-	-	-	-	-	-
Sadia Alimentos S.A.	-	-	-	-	(50)	(140)	(46)	(132)	-	-	-	-	-	-
Sadia Chile S.A.	92,074	255,428	119,226	341,936	-	-	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	15,467	39,376	37,542	92,157	(1,665)	(3,624)	(1,034)	(2,978)	-	-	-	-	-	-
Marfrig Global Foods S.A.	18,511	52,021	10,082	45,463	-	-	-	-	(255,620)	(531,919)	(101,074)	(281,008)	6,759	9,349
Marfrig Chile S.A.	6,574	17,414	1,982	5,789	-	-	-	-	-	-	-	-	-	-
Quickfood S.A.	31,073	74,506	17,967	76,022	-	-	-	-	-	-	-	-	-	-
Dicasold S.A.	16,820	16,820	-	-	-	-	-	-	-	-	-	-	-	-
Pampeano Alimentos S/A	374	623	76	372	-	-	-	-	(475)	(1,568)	-	-	-	-
Total	1,920,748	9,354,431	4,707,908	14,552,168	(207,278)	(402,167)	(117,840)	(345,309)	(323,928)	(733,139)	(161,070)	(505,011)	6,759	9,349

101

Interim Financial Information, Individual and Consolidated | September 30, 2024

		Consolidated
	Sales				Purchases				Other operating income (expenses)
	2024		2023			2024	2023			2024
	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Marfrig Global Foods S.A.	18,511	52,021	10,082	45,463	(255,620)	(531,919)	(134,693)	(388,685)	6,760	9,349
Marfrig Chile S.A.	6,574	18,026	3,085	9,217	(16)	(668)	(235)	(1,019)	-	-
Quickfood S.A.	31,072	74,505	17,967	76,022	-	-	-	-	-	-
Weston Importers Ltd.	894	2,733	629	945	(54,305)	(169,557)	-	-	-	-
Dicasold S.A.	16,820	16,820	-	-	-	-	-	-	-	-
Pampeano Alimentos S/A	374	623	76	372	(475)	(1,568)	-	-	-	-
Total	74,245	164,728	31,839	132,019	(310,416)	(703,712)	(134,928)	(389,704)	6,760	9,349

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy respecting market conditions. As of September 30, 2024, the balance of these transactions was R$1,221,112 (R$1,132,634 as of December 31, 2023).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 19). Additionally, the Company leased properties owned by BRF Previdência, and for the nine-month period ended on September 30, 2024 the total amount of lease payments were R$17,499 (R$16,053 in the same period of the previous year) and for the three-month period ended September 30, 2024 R$5,893 (R$5,883 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

On December 16, 2022, BRF issued a guarantee to the promissory commercial notes issued by Potengi, public offering with limited distribution efforts with maturity in eighteen months. The total amount of the Offer is R$700,000. BRF issued a joint guarantee limited to the amount corresponding to 24% of the Offer amount. On May 06, 2024, the extension of the due date to December 16, 2024, was approved.

On August 14, 2023, BRF provided financing guarantees to Potengi, with Banco do Brasil S.A., through the opening of fixed credit up to a limit of R$144,000, coming from ordinary resources from the Fundo de Desenvolvimento do Nordeste – (“FDNE”), transferred to finance the implementation of the Cajuína 1 Wind Generating Plant, located in Rio Grande do Norte.

On January 19, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its first issue of 300,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen years. The nominal unit value expressed in Reais is R$1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

On March 27, 2024, BRF provided guarantees with the purpose of ensuring compliance with the main and additional obligations undertaken by Potengi at its second issue of 2,100,000 simple debentures, not convertible into shares, in a single series, with a maturity period of eighteen (18) years. The nominal unit value expressed in Reais is R$0,1, with BRF providing a personal guarantee for the amount corresponding to 24% of the issue value.

102

Interim Financial Information, Individual and Consolidated | September 30, 2024

On May 21, 2024, have entered into a strategic product supply agreement with Saudi Agricultural and Livestock Investment Company (“SALIC”). The Agreement allows SALIC to acquire up to 200,000 tons of products per year whenever there is a state of food emergency in the Kingdom of Saudi Arabia. The price to SALIC will be equivalent to an average of market prices charged by the Company to other clients and the supply obligation will only exist if the Company has plants authorized for export to the Kingdom of Saudi Arabia with sufficient volume to also meet the needs of its other clients in that country. Until the date of approval of this interim financial information, there were no transactions linked to this contract.

On September 03, 2024, BRF and Marfrig entered into a supply agreement through which BRF will purchase meat products and raw materials produced by Marfrig. The contract will last for twenty-four months, from the date of signature, and will be invoiced monthly by Marfrig, based on the volume of meat products and raw materials purchased by BRF. The expenditure forecast for the entire contract period is R$550,000.

28.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2024		2023
	Jul - sep	Jan - sep	Jul - sep	Jan - sep
Salary and profit sharing	17,456	70,036	18,356	47,448
Short-term benefits (1)	117	206	62	224
Private pension	207	591	186	556
Termination benefits	845	2,899	2,486	5,514
Share-based payment	5,604	19,542	3,222	12,378
	24,229	93,274	24,312	66,120
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$13,850 in the nine-month period ended on September 30, 2024 (R$14,067 in the same period of the previous year) and for the three-month period ended September 30, 2024, R$3,586 (R$4,409 in the same period of the previous year).

29.	Commitments

In the normal course of the business, the Company entered into long-term agreements with third parties, which mainly include purchase of, secondary materials, energy inputs, storage and industrialization services, among others to support its activities. In these agreements, the prices agreed may be fixed or to be fixed. These agreements contain termination clauses for non-compliance with essential obligations and the minimum contractually agreed is generally purchased and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On September 30, 2024, firm purchase commitments in the Parent Company totaled R$4,115,728 and R$4,552,351 in the Consolidated (R$4,524,719 in the Parent Company and R$5,023,227 in the Consolidated on December 31, 2023).

30.      Transactions that do not involve cash

103

Interim Financial Information, Individual and Consolidated | September 30, 2024

The following transactions did not involve cash or cash equivalents during the nine-month period ended on September 30, 2024:

(i)	Capitalized loan interest: for the nine-month period ended on September 30, 2024 amounted to R$25,343 in the Parent Company and R$26,647 in the Consolidated (R$42,350 in the Parent Company and R$47,552 in the same period of the previous year) and for the three-month period ended September 30, 2024 R$7,023 in the Parent Company and R$7,401 in the Consolidated (R$10,440 in the Parent Company and R$11,831 in the same period of the previous year).

(ii)	Addition of lease by right-of-use assets and respective lease liability: the nine-month period ended on September 30, 2024, amounted to R$728,713 in the parent company and R$1,000,911 in the consolidated (R$1,066,840 in the parent company and R$1,093,623 in the consolidated in the same period of the previous year) and for the three-month period ended September 30, 2024 R$207,733 in the Parent Company and R$249,427 in the Consolidated (R$563,203 in the parent company and R$578,452 in the consolidated in the same period of the previous year).

31.      Events after the reporting period

31.1.	Acquisition of ICMS credits – Marfrig Global Foods

On October 16, 2024, BRF entered into an agreement with Marfrig to acquire up to R$350,000 in ICMS credits calculated in the State of São Paulo, held by Marfrig, with a discount applied that is compatible with the market. The ICMS credits will be used by BRF to offset ICMS debts generated by the Company in the State. Until the date of approval of this interim financial information, R$123,000 had been transferred.

31.2.	Acquisition Addoha Poultry Company (“Addoha”) - Saudi Arabia

On October 31, 2024 the Company informed its shareholders and the market in general that, BRF Arabia Holding Company (“BRF Arabia”), a joint venture 70% owned by BRF and 30% by Halal Products Development Company (“HPDC”), a wholly owned subsidiary of the Public Investment Fund of Saudi Arabia (“PIF”), has entered into a binding agreement to acquire 26% of Addoha Poultry Company (“Addoha”), a company that operates in the slaughtering of poultry in the Kingdom of Saudi Arabia. Closing of this acquisition is subject to the fulfillment of conditions precedent applicable to transactions of this nature, including approval by regulatory authorities.

The transaction has a total value of SAR316.2 million (equivalent to US$84.3 million), of which SAR216.2 million (US$57.6 million) will be paid into Addoha. A shareholders’ agreement will be signed between BRF Arabia and the current shareholders of Addoha, ensuring effective participation in the management of the company and allowing the know-how of BRF and HPDC to contribute to the maximization of synergies between the entities.

31.3.	Share buyback program

On November 13, 2024, the Company's Board of Directors authorized the acquisition of up to 30,000,000 additional shares in addition to the amount already repurchased by the Company, with the other conditions of Share Repurchase Program II remaining unchanged.

31.4.	Distribution of interest on capital to shareholders

On November 13, 2024, the Company's Board of Directors approved the distribution of interest on capital to shareholders in the total amount of R$946,000, corresponding to the gross amount of R$0.57747488697 per share, based on the statement of financial position prepared by the Company on October 31, 2024.

The payment of the interest on equity capital will be made on December 5, 2024 and will be included in the mandatory minimum dividend for the fiscal year ending December 31, 2024, at its net value, in accordance with the applicable legislation and the Company's Bylaws.

The value per share mentioned above is subject to adjustments until November 25, 2024, due to possible changes arising from the Company's ongoing Share Buyback Program, which will be disclosed through a Notice to Shareholders.

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Interim Financial Information, Individual and Consolidated | September 30, 2024

32.      Approval of the Financial Statements

The financial statements were approved and the issuance authorized by the Board of Directors on November 13, 2024.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Márcia Aparecida Pascoal Marçal dos Santos
Non-Independent Member	Marcos Fernando Marçal dos Santos
Non-Independent Member	Márcio Hamilton Ferreira
Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Sérgio Agapito Lires Rial
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Marco Antônio Peixoto Simões Velozo
Member	Ricardo Florence dos Santos
Member	Alexandre Eduardo De Melo

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Eduardo Augusto Rocha Pocetti
External Member	Esmir Oliveira

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fábio Luis Mendes Mariano
People, Sustainability and Digital Vice-President	Alessandro Rosa Bonorino
Vice President of Industrial Operations and Logistics	Artemio Listoni
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Breakdown of capital stock by nature (not reviewed)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	09.30.24		12.31.23
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	849,526,130	50.49	842,165,702	50.06
Salic	185,556,900	11.03	180,000,000	10.70
Kapitalo Investimentos Ltda.	-	-	107,982,757	6.42
Caixa de Previd. dos Func. do Banco do Brasil	103,328,121	6.14	103,328,121	6.14
Management
Board of Directors	4,300	0.00	518,900	0.03
Executives	396,991	0.02	626,458	0.04
Fiscal Council	29,400	0.00	32,700	0.00
Treasury shares	44,306,771	2.63	3,817,179	0.23
Other	499,324,633	29.69	444,001,429	26.38
	1,682,473,246	100.00	1,682,473,246	100.00

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REPORT ON QUARTERLY FINANCIAL INFORMATION

To the Board of directors and shareholders of

BRF S.A.

Itajaí – SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended September 30, 2024, comprising the balance sheet as of September 30, 2024 and the respective statements of income and of comprehensive income for the periods of three and nine months then ended, and of changes in shareholders’ equity and of cash flows for the period of nine months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of nine months ended September 30, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance to the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, November 13, 2024.

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Octavio Zampirollo Neto

Accountant CRC 1SP-289.095/O-3

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Opinion of the Audit and Integrity Commitee

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (Parent Company and Consolidated) for the nine-month period ended on September 30, 2024, the Management Report and the review report issued without modification by Grant Thornton Auditores Independentes Ltda.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, November 13, 2024.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Esmir de Oliveira

External Member

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Interim Financial Information, Individual and Consolidated | September 30, 2024

Statement of Executive Board on the Consolidated Interim Financial Information and Independent Auditor’s Report

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction Nº 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company’s interim financial information for the fiscal for the nine-month period ended on September 30, 2024, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by Grant Thornton Auditores Independentes Ltda. for the nine-month period ended on September 30, 2024.

São Paulo, November 13, 2024.

Miguel de Souza Gularte

Global Chief Executive Officer

Fábio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Artemio Listoni

Vice President of Industrial Operations and Logistics

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

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